Exhibit 99.3

Execution Copy

INDENTURE

Made as of December 5, 2019

Between

HEXO CORP.

(the “Corporation”)

and

TSX TRUST COMPANY

(the “Trustee”)

(i)

(ii)

(iii)

Schedule A – Form of Debenture

Schedule B – Form of Notice of Conversion

Schedule C – Form of Notice of Exercise of Share Payment Right on Maturity Date

Schedule D – Form of Declaration for Removal of Legend

(iv)

INDENTURE

This Agreement is made as of December 5, 2019, between

HEXO CORP.

a corporation existing under the laws of the Province of Ontario

(the “Corporation”)

AND

TSX TRUST COMPANY

a trust company existing under the laws of Canada and registered to carry on business in the Province of Ontario

(the “Trustee”)

RECITALS

A. The Corporation wishes to create and issue the Debentures in the manner and subject to the terms and conditions of this Indenture;

B. The Corporation, under the laws relating thereto, is duly authorized to create and issue the Debentures to be issued as herein provided;

C. All necessary steps in relation to the Corporation have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to create and issue the Debentures proposed to be issued hereunder, and when certified by the Trustee and issued as provided in this Indenture, such Debentures shall be legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation; and

D. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

FOR VALUE RECEIVED, the parties agree as follows:

ARTICLE 1– INTERPRETATION

Section 1.1 Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(1) “1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

(2) “90% Redemption Right” has the meaning ascribed thereto in Section 2.11;

(3) “this Indenture”, “this Convertible Debenture Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(4) “Applicable Securities Legislation” means applicable securities laws (including rules, regulations, policies and instruments) in each of the applicable provinces and territories of Canada;

(5) “Approved Bank” has the meaning ascribed thereto in Section 13.9.

(6) “Auditors of the Corporation” means an independent firm of chartered accountants duly appointed as auditors of the Corporation;

(7) “Board of Directors” means the board of directors of the Corporation or any committee thereof;

(8) “Business Day” means any day other than a Saturday, Sunday or any other day that the Trustee in Toronto, Ontario is not generally open for business;

(9) “Change of Control” means (i) the acquisition by any person or group of persons acting jointly or in concert of beneficial ownership or control or direction over 50% or more of the then outstanding Common Shares; or (ii) the sale or transfer of all or substantially all of the consolidated assets of the Corporation to a third party. A Change of Control will not include a sale, merger, reorganization or other similar transaction if the previous holders of the Common Shares hold at least 50% of the voting shares of such merged, reorganized or other continuing entity;

(10) “Change of Control Notice” has the meaning ascribed thereto in Section 2.11;

(11) “Change of Control Purchase Date” has the meaning ascribed thereto in Section 2.11;

(12) “Change of Control Purchase Option” has the meaning ascribed thereto in Section 2.11;

(13) “Change of Control Purchase Price” has the meaning ascribed thereto in Section 2.11;

(14) “Common Shares” means the common shares in the capital of the Corporation, as such common shares are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, revision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding- up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 5.5, “Common Shares” shall, as the context may require, mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

(15) “Conversion Period” means the period of time starting on December 7, 2020 and ending at 5:00 p.m. (Eastern Time) on the earliest of (i) the Maturity Date, or (ii) if subject to repurchase pursuant to a Change of Control, on the Business Day immediately preceding the payment date (the earlier of which will be the “Time of Expiry” for the purposes of Article 5);

(16) “Conversion Price” means the dollar amount for which each Common Share may be issued from time to time upon the conversion of Debentures in accordance with the provisions of Article 5, being $3.16 on the date hereof, subject to adjustment pursuant to the provisions of Section 5.5.

(17) “Corporation” means HEXO Corp. and includes any successor to or of the Corporation which shall have complied with the provisions of Article 9;

(18) “Counsel” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by the Corporation and reasonably acceptable to the Trustee;

(19) “Credit Agreement” means the credit agreement dated as of February 14, 2019 among, inter alios, the Corporation, as borrower, Canadian Imperial Bank of Commerce, as administrative agent, and the lenders from time to time parties thereto, as the same may be amended, supplemented, restated or replaced from time to time;

(20) “Current Market Price” means the VWAP of the Common Shares on the TSX, if the Common Shares are listed on the TSX, for the 5 consecutive trading days ending on the date immediately preceding the applicable date. If the Common Shares are not listed on the TSX, reference shall be made for the purpose of the above calculation to the principal securities exchange or market on which the Common Shares are listed or quoted or if no such prices are available “Current Market Price” shall be the fair value of a Common Share as reasonably determined by the Board of Directors;

(21) “Date of Conversion” has the meaning ascribed thereto in Section 5.4(2);

(22) “Debenture Certificate” means a certificate evidencing Debentures substantially in the form attached as Schedule A hereto;

(23) “Debentureholders” or “holders” means the Persons for the time being entered in the register for Debentures as registered holders of Debentures or any transferees of such Persons by endorsement or delivery;

(24) “Debentures” means the debentures of the Corporation designated as “8.0% Unsecured Convertible Debentures” and described in Section 2.1 and issued and certified hereunder, or deemed to be issued and certified hereunder, and for the time being outstanding, whether in definitive or interim form;

(25) “Default Notice” has the meaning ascribed thereto in Section 2.2;

(26) “Defeased Debentures” has the meaning ascribed thereto in Section 8.6(2);

(27) “Event of Default” has the meaning ascribed thereto in Section 7.1;

(28) “Extraordinary Resolution” has the meaning ascribed thereto in Section 11.12;

(29) “Government Obligations” means securities issued or guaranteed by the Government of Canada or any province thereof;

(30) “Ineligible Consideration” shall have the meaning ascribed to it in Section 5.5(m);

(31) “IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board (including as further described in Section 1.16);

(32) “Interest Payment Date” means a date specified in the Debentures as the date on which interest on such Debenture shall become due and payable, and as defined in Section 2.1(3);

(33) “Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register of Debentureholders at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Trustee’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed by the time by the Trustee, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

(34) “Mandatory Conversion Date” has the meaning ascribed thereto in Section 5.7;

(35) “Mandatory Conversion Notice” has the meaning ascribed thereto in Section 5.7;

(36) “Material Subsidiary” means any Subsidiary of the Corporation which has consolidated assets equal to or greater than 5% of the consolidated assets of the Corporation and its Subsidiaries;

(37) “Maturity Account” means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Trustee) for the Debentures issued pursuant to and in accordance with this Indenture;

(38) “Maturity Date” means December 5, 2022, or such earlier date as the principal amount of the Debentures then outstanding may be declared due and payable by the Trustee under Section 7.1;

(39) “Merger Event” has the meaning ascribed thereto in Section 5.5(c);

(40) “NI 62-104” means National Instrument 62-104 — Take-Over Bids and Issuer Bids;

(41) “Offering” means the non-brokered private placement of up to $100,000,000 of Debentures;

(42) “Offeror’s Notice” has the meaning ascribed thereto in Section 10.3;

(43) “Officer’s Certificate” means a certificate of the Corporation signed by any one authorized officer or director of the Corporation, in their capacity as an officer or director of the Corporation, and not in their personal capacity;

(44) “Person” includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof (and for the purposes of the definition of “Change of Control”, in addition to the foregoing, “Person” shall include any syndicate or group that would be deemed to be a “Person” under NI 62-104);

(45) “Prepayment Date” has the meaning ascribed thereto in Section 2.9(1)

(46) “Prepayment Notice” has the meaning ascribed thereto in Section 2.9(1)

(47) “Prepayment Right” has the meaning ascribed thereto in Section 2.9(1);

(48) “Privacy Laws” has the meaning ascribed thereto in Section 13.19;

(49) “Senior Debt” means all present and future indebtedness, liabilities and obligations of the Corporation under the Credit Agreement;

(50) “Senior Lenders” means all present and future “Lenders” as defined in the Credit Agreement;

(51) “Share Payment Right” has the meaning ascribed thereto in Section 2.10(1);

(52) “Subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario);

(53) “Subordinate Obligations” has the meaning ascribed thereto in Section 2.2;

(54) “Tax Act” means the Income Tax Act (Canada), as amended;

(55) “Time of Expiry” means the time of expiry of certain rights with respect to the conversion of Debentures under Article 5, and has the meaning ascribed thereto in the definition of “Conversion Period” above;

(56) “trading day” means, with respect to the TSX or other market for securities, any day on which such exchange or market is open for trading or quotation;

(57) “Trustee” means TSX Trust Company, or its successor or successors for the time being as trustee hereunder;

(58) “TSX” means the Toronto Stock Exchange;

(59) “Unclaimed Funds Return Date” has the meaning ascribed thereto in Section 2.11(g);

(60) “United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(61) “U.S. Legend” has the meaning ascribed thereto in Section 2.5(2).

(62) “U.S. Securities Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder;

(63) “VWAP” means the per share volume weighted average trading price of the Common Shares for the applicable period (which must be calculated utilizing days in which the Common Shares actually trade) on the TSX (or if the Common Shares are no longer traded on the TSX, on such other exchange as the Common Shares are then traded);

(64) “Withheld Amount” means an amount equal to the difference between (i) the aggregate amount deposited by or on behalf of the Corporation into the Maturity Account in accordance with Section 2.8, and (ii) the principal amount of the Debentures satisfied through the issuance of Common Shares in accordance with the Corporation’s exercise of the Right of Partial Payment;

(65) “Withholding Taxes” has the meaning ascribed to it in Section 6.10; and

(66) “Written Direction of the Corporation” means an instrument in writing signed by any one officer or director of the Corporation.

Section 1.2 Meaning of “Outstanding”

Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Trustee for cancellation, conversion or redemption for monies, as the case may be, or the payment thereof shall have been set aside under Section 8.2, provided that:

(a)

Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b)

when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c)

for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Corporation shall be disregarded except that:

(i)

for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Trustee knows are so owned shall be so disregarded;

(ii)

Debentures so owned which have been pledged in good faith other than to the Corporation shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Corporation or a Subsidiary of the Corporation; and

(iii)	as at the date hereof, neither the Corporation nor any Subsidiary holds any Debentures.

Section 1.3 Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b)	all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c)	all references to Sections, subsections or clauses refer, unless otherwise specified, to Sections, subsections or clauses of this Indenture;

(d)

words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them;

(e)	reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(f)	unless otherwise indicated, reference to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time; and

(g)

unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated by including the day on which the period commences and excluding the day on which the period ends.

Section 1.4 Headings, etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

Section 1.5 Time of Essence

Time shall be of the essence of this Indenture.

Section 1.6 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

Section 1.7 Invalidity, etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

Section 1.8 Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating hereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as Schedule A, be drawn up in the English language only.

Section 1.9 Successors and Assigns

All covenants and agreements of the Corporation in this Indenture and the Debentures shall bind its successors and assigns, whether so expressed or not. All covenants and agreements of the Trustee in this Indenture shall bind its successors.

Section 1.10 Severability

In case any provision in this Indenture or in the Debentures shall be invalid, illegal or unenforceable, such provision shall be deemed to be severed herefrom or therefrom and the validity, legality and enforceability of the remaining provisions shall not in any way be affected, prejudiced or impaired thereby.

Section 1.11 Entire Agreement

This Indenture and all supplemental indentures and Schedules hereto and thereto, and the Debentures issued hereunder and thereunder, together constitute the entire agreement between the parties hereto with respect to the indebtedness created hereunder and thereunder and under the Debentures and supersedes as of the date hereof all prior memoranda, agreements, negotiations, discussions and term sheets, whether oral or written, with respect to the indebtedness created hereunder or thereunder and under the Debentures.

Section 1.12 Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures, (to the extent provided in Section 7.10) the holders of Common Shares and (to the extent provided in Section 2.2) the Senior Lenders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 1.13 Applicable Law and Attornment

This Indenture, any supplemental indenture and the Debentures shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts, with respect to any suit, action or proceedings relating to this Indenture, any supplemental indenture or any Debenture, the Corporation, the Trustee and each holder irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 1.14 Currency of Payment

Unless otherwise indicated in a supplemental indenture with respect to the Debentures, all payments to be made under this Indenture or a supplemental indenture shall be made in Canadian dollars.

Section 1.15 Non-Business Days

Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other action shall be taken, as the case may be, unless otherwise specifically provided herein, on or as of the next succeeding Business Day without any additional interest, cost or charge to the Corporation.

Section 1.16 Accounting Terms

Except as hereinafter provided or as otherwise indicated in this Indenture, all calculations required or permitted to be made hereunder pursuant to the terms of this Indenture shall be made in accordance with IFRS. For greater certainty, IFRS shall include any accounting standards that may from time to time be approved for general application by the Canadian Institute of Chartered Accountants.

Section 1.17 Calculations

The Corporation shall be responsible for making all calculations called for hereunder including, without limitation, calculations of Current Market Price. The Corporation shall make such calculations in good faith and, absent manifest error, the Corporation’s calculations shall be final and binding on holders and the Trustee. The Corporation will provide a schedule of its calculations to the Trustee and the Trustee shall be entitled to rely conclusively on the accuracy of such calculations without independent verification.

Section 1.18 Schedules

(1) The following Schedules are incorporated into and form part of this Indenture:

Schedule A – Form of Debenture

Schedule B – Form of Notice of Conversion

Schedule C – Form of Notice of Exercise of Share Payment Right on Maturity Date

Schedule D – Form of Declaration for Removal of Legend

(2) In the event of any inconsistency between the provisions of any Section of this Indenture and the provisions of the Schedules which form a part hereof, the provisions of this Indenture shall prevail to the extent of the inconsistency.

ARTICLE 2– THE DEBENTURES

Section 2.1 Limit, Terms and Form of Debentures

(1) Designation and Limit. The Debentures authorized to be issued under this Indenture, upon and subject to the conditions and limitations herein set forth, shall be designated as “8.0% Unsecured Convertible Debentures” and shall be limited to $100,000,000 aggregate principal amount.

(2) Issuance and Maturity. The Debentures shall be dated as of the date of closing of the Offering and shall mature on the Maturity Date.

(3) Interest. The Debentures shall bear interest from the date of issue at the rate of 8.0% per annum (based on a year of 360 days composed of twelve 30-day months), payable in quarterly payments in arrears on March 31, June 30, September 30 and December 31 in each year (each, an “Interest Payment Date”), with the exception of the first interest payment, which will include interest from and including the date of closing of the Offering as set forth below, the first such payment to fall due on December 31, 2019 and the last such payment, representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Debentures, to fall due on December 5, 2022, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded quarterly. For certainty, the first interest payment will include interest accrued from and including the date of closing of the Offering to, but excluding December 31, 2019, which will be equal to $57.77 for each $1,000 principal amount of Debentures. Any payment required to be made on any day that is not a Business Day will be made on the next succeeding Business Day. The record date for the payment of interest on the Debentures will be the date that is five (5) Business Days prior to each applicable Interest Payment Date.

(4) Rank—Unsecured Debt. The Debentures shall rank pari passu with each other in right of payment of principal and interest (regardless of their actual date or terms of issue) and, except as prescribed by law, with all other unsecured indebtedness of the Corporation.

(5) Rank, Subordination and Postponement—Senior Debt. The Debentures shall rank subordinate and be postponed in right of payment to the Senior Debt in accordance with the provisions of Section 2.2.

(6) Conversion Right. Upon and subject to the terms and conditions of Article 5 and Section 3.6, the holder of each Debenture shall have the right at such holder’s option, at any time during the Conversion Period, to convert any part, being $1,000 or an integral multiple thereof, of the principal amount of a Debenture into Common Shares at the Conversion Price in effect on the Date of Conversion. Notwithstanding the foregoing, no Debentures may be converted on an Interest Payment Date or during the five Business Days preceding each Interest Payment Date.

The Conversion Price in effect on the date hereof for each Common Share to be issued upon the conversion of Debentures shall be equal to $3.16, such that approximately 316.45 Common Shares shall be issued for each $1,000 principal amount of Debentures so converted. The Conversion Price applicable to, and the Common Shares, securities or other property receivable on the conversion of, the Debentures is subject to adjustment pursuant to the provisions of Section 5.5. Except as provided in Article 5, no adjustment in the number of Common Shares to be issued upon conversion will be made for dividends or distributions on Common Shares issuable upon conversion, the record date for the payment of which precedes the date upon which the holder becomes a holder of Common Shares in accordance with Article 5, or for interest accrued on Debentures surrendered. Holders converting their Debentures will receive, in addition to the applicable number of Common Shares, accrued and unpaid interest (less any taxes required to be deducted) in respect of the Debentures surrendered for conversion up to but excluding the Date of Conversion from, and including, the last Interest Payment Date prior to the Date of Conversion.

(7) Mandatory Conversion. Upon and subject to the terms and conditions of Section 5.7 and Section 3.6, the Corporation may at any time during the Conversion Period force the conversion of all of the principal amount of the then outstanding Debentures at the Conversion Price on not less than 30 days’ notice should the daily VWAP be greater than $7.50 for any 15 consecutive trading days.

(8) Payment in Common Shares. Upon and subject to the terms and conditions of Section 2.10, on the Maturity Date, the holders of the Debentures shall have the right to require the Corporation to repay all or any portion of the outstanding principal amount of the Debentures then outstanding through the issuance of Common Shares in satisfaction of such amounts at a price equal to the Current Market Price at the close of business on the Business Day immediately prior to the Maturity Date.

(9) Change of Control. Within 30 days following a Change of Control, and subject to the terms and conditions of Section 2.11, the Corporation shall, at the discretion of the Debentureholders, be obligated to offer to purchase or convert all of the Debentures then outstanding.

(10) Form of Debenture. The Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000. Each Debenture and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the authorized director or officer of the Corporation executing such Debenture in accordance with Section 2.3 hereof, as conclusively evidenced by their execution of a Debenture. Each Debenture shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, a Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the Board of Directors, or as specified in an Officer’s Certificate. The Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another. All Debentures need not be issued at the same time and may be issued from time to time, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the Board of Directors, Officer’s Certificate or in an indenture supplemental hereto.

Section 2.2 Ranking of Debentures; Subordination and Postponement to Senior Debt

(1) The Debentures shall be direct unsecured obligations of the Corporation. The Debentures shall rank pari passu with each other in right of payment of principal and interest (regardless of their actual date or terms of issue) and, except as prescribed by law, with all other unsecured indebtedness of the Corporation.

(2) The Debentures shall rank subordinate and be postponed in right of payment to the Senior Debt. In connection with such subordination and postponement, the Debentures and the Debentureholders’ rights under this Indenture shall be subject to the following terms and conditions, which terms and conditions shall be in favour of and for the benefit of the Senior Lenders, and each holder of any Debentures by his, her or its acceptance thereof agrees to and shall be bound by the provisions of this Section 2.2:

(a)

The payment of present and future obligations, liabilities and indebtedness of the Corporation to the Debentureholders (the “Subordinate Obligations”), including without limitation payment by way of exchange, set-off, purchase or redemption but excluding conversion into or payment by Common Shares, is hereby postponed and subordinated to the Senior Debt until the Senior Debt is repaid in full. No Person shall grant, and no Debentureholder shall accept, any lien, mortgage, hypothec or security interest with respect to the Subordinate Obligations.

(b)

Until the date upon which the Senior Debt has been repaid in full, if an event or events occur which constitutes, or with notice or lapse of time or both would constitute, an event of default under the Credit Agreement, or if the Senior Lenders determine that any scheduled payment in respect of the Subordinate Obligations would result in, or with notice or lapse of time or both would result in, a default or event of default under the Credit Agreement or mandatory prepayment of the Senior Debt, and upon receipt by the Debentureholders of written notice thereof from the Senior Lenders (the “Default Notice”), and for so long as such Default Notice remains in effect, the Corporation shall be prohibited from making, and the Debentureholders shall not receive, any payment in cash, property or security but excluding conversion into or payment by Common Shares, by set-off or otherwise, owing and which may hereafter come owing by the Corporation to the Debentureholders (including, without limitation, interest and principal payments), without the prior written consent of the Senior Lenders. For the avoidance of doubt but without limitation, the principal amount of the Debentures may not be repaid or prepaid at any time that any Senior Debt is outstanding (other than by way of conversion into or payment by Common Shares in accordance with this Indenture), regardless of whether a Default Notice has or has not been issued, without written consent of the Senior Lenders.

(c)

So long as no Default Notice is in effect, the Corporation may pay and Debentureholders may receive: (i) all payments of interest due and payable in accordance with this Indenture (at the rate of 8% per annum); and (ii) all fees chargeable upon issuance and reasonable expenses due and payable pursuant to this Indenture; and (iii) payment in full of the principal amount of the Debentures by way of conversion into or payment by Common Shares in accordance with this Indenture.

(d)

Upon receipt by the Debentureholders of a Default Notice, and for so long as such Default Notice remains in effect, no payment in cash, property or security, by set-off or otherwise (other than by way of conversion into or payment by Common Shares), shall be made or agreed to by the Corporation or accepted by the Debentureholders on account of the Subordinate Obligations including any payments permitted by Section 2.7(c)(i) or (ii), without the prior written consent of the Senior Lenders. Upon expiration or termination of the event or events outlined in the Default Notice, and provided that all amounts then due and owing on account of the Senior Debt has been paid, the Corporation shall pay to the Debentureholders all amounts which, but for the event or events noted in the Default Notice, would otherwise have been paid to the Debentureholders pursuant to Section 2.2(c)(i) or (ii).

(e)

Until all of the Senior Debt has been paid in full, the Senior Lenders shall have the right to take and continue (or refrain from taking and continuing) any action in respect of their security over the assets of the Corporation and any Affiliate or other Person to exercise and enforce all rights and remedies thereunder, in such order and manner as they may determine in their sole discretion, and the Debentureholders shall not interfere with any pending or proposed sale or realization process initiated, or consented to, by the Senior Lenders.

(f)

Upon receipt by the Debentureholders of a Default Notice, and for so long as such Default Notice remains in effect, the Debentureholders shall not, without the prior written consent of the Senior Lenders: (i) exercise any right or remedy with respect to the Subordinate Obligations, including any collection or enforcement right or remedy; (ii) institute any action or proceeding against the Corporation, or enforce any right or remedy; (iii) appoint an interim receiver, receiver, receiver-manager, monitor or trustee in respect of the Corporation or any Affiliate or over all or any part of their assets, or apply for a bankruptcy order against the Corporation or any Affiliate; (iv) object to any enforcement process or action initiated by the Senior Lenders; or (v) accelerate the Subordinate Obligations unless the Senior Debt has been accelerated.

(g)

Notwithstanding the provisions of Section 2.2(f), the Debentureholders may: (a) file a proof of claim or attend and vote at a meeting of creditors in connection with any bankruptcy or insolvency proceeding, so long as such vote does not impair any rights of the Senior Lenders (it being understood that such restriction shall, without limitation, prevent the Debentureholders from voting against, objecting to, or otherwise opposing (i) a sale consented to the Senior Lenders, (ii) a motion filed or supported by the Senior Lenders, or (iii) any plan of liquidation, reorganization, arrangement, composition or extension in connection with an insolvency proceeding that is approved in writing by the Senior Lenders); (b) take action that is required to preserve the validity or priority of the Subordinate Obligations, including the commencement or initiation of any action required to comply with statutory limitation periods (provided that such proceeding is then stayed); and (c) provide the Corporation with notice of default, demand, enforcement or similar notice, so long as written notice is also provided to the Senior Lenders.

(h)

Any and all proceeds received by the Debentureholders (including, without limitation, from the Debentureholders’ realization, from the Corporation, any Affiliate or their respective assets, from any insolvency or similar proceedings, or from insurance proceeds) shall be paid to the Senior Lenders and dealt with in accordance with this Section 2.2. The priorities contained in this Section 2.2 shall extend to and include all principal, interest, fees, reimbursement and indemnity obligations, and enforcement costs. Until all of the Senior Debt has been paid in full, any payment or distribution of any kind or character from the Corporation, any Affiliate, or any other person, in respect of the Subordinate Obligations in violation of this Section 2.2, shall be held in trust by the Debentureholders for the benefit of the Senior Lenders and forthwith paid to the Senior Lenders upon demand.

(i)

The provisions of this Section 2.2 shall be effective, before, during and after the commencement of any insolvency or similar proceedings. All references in this Section 2.2 to the Corporation or any Affiliate shall include any interim receiver, receiver, receiver manager, monitor, proposal trustee or other similar trustee for the Corporation or any Affiliate or over the assets of the Corporation or any Affiliate.

(3) The Corporation shall notify the Debentureholders and the Trustee of any Default Notice received by them and provide a copy of such Default Notice with such notice in accordance with the provisions of Section 12.2 and 12.3 respectively.

(4) This Section 2.2 may not be amended without the prior written consent of the Senior Lenders.

Section 2.3 Execution of Debentures

All Debentures shall be signed (either manually or by facsimile or other electronic signature) by any one authorized director or officer of the Corporation holding office at the time of signing. A facsimile or electronic signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile or electronic form, appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Corporation and entitled to the benefits of this Indenture.

Section 2.4 Certification

(1) No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Trustee. Such certification or authentication of any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Corporation and the holder is entitled to the benefits hereof. Debentures will be authenticated on a Written Direction of the Corporation.

(2) The certificate of the Trustee signed on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Trustee on the Debentures or interim Debentures shall, however, be a representation and warranty by the Trustee that the Debentures or interim Debentures have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture.

Section 2.5 Legends

(1) The Debenture Certificates representing the Debentures will bear the following legend:

“THIS SECURITY IS SUBJECT TO SUBORDINATION AND POSTPONEMENT TERMS IN FAVOUR OF SENIOR LENDERS.”

In addition, the Debenture Certificates representing the Debentures, and the certificates representing any Common Shares issued upon conversion or repayment of such Debentures (if issued prior to April 6, 2020), if any, will bear the following legend in accordance with Applicable Securities Legislation:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE APRIL 6, 2020.”

(2) The Debentures and Common Shares issuable upon conversion or repayment thereof have not been and will not be registered under the 1933 Act or any state securities laws. To the extent that Debentures are offered and sold in the United States, such Debentures and all Common Shares issuable on conversion or repayment thereof (collectively, the “Securities”), shall be “restricted securities” within the meaning assigned to that term in Rule 144(a)(3) under the 1933 Act. Subject to Section 2.5(4), the certificates representing such Securities, as well as all securities issued in exchange for or in substitution of the Securities, shall, until such time as the same is no longer required under applicable requirements of the 1933 Act or state securities laws, shall bear the following additional legend (the “US Legend”):

“THE SECURITIES REPRESENTED HEREBY [for Debentures, insert: AND THE SECURITIES ISSUABLE UPON CONVERSION OR PAYMENT HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (I) RULE 144A, IF AVAILABLE, OR (II) RULE 144, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that, if the Debentures or Common Shares are being sold in compliance with the requirements of Rule 904 of Regulation S in circumstances where Rule 905 of Regulation S does not apply, and in compliance with Canadian local laws and regulations, the U.S. Legend may be removed by providing an executed declaration to the Corporation and the Trustee (or the registrar and transfer agent for the Common Shares, as applicable) substantially as set forth in Schedule D (or as the Corporation may prescribe from time to time), together with any other evidence reasonably requested by the Corporation, which evidence may include an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation, to the effect that the transfer is being made in compliance with Rule 904 of Regulation S; and provided further that, if any Debentures or Common Shares are being sold in accordance with Rule 144 under the 1933 Act, if available, the Debentures or Common Shares, as applicable, the U.S. Legend may be removed by delivery to the Corporation and the Trustee (or the registrar and transfer agent for the Common Shares, as applicable) of an opinion of counsel, of recognized standing, in form and substance reasonably satisfactory to the Corporation, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws. Provided that the Trustee (or the registrar and transfer agent for the Common Shares, as applicable) obtains confirmation from the Corporation that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

(3) The parties hereto hereby acknowledge and agree that the Securities may not be reoffered, or resold, pledged or otherwise transferred, directly or indirectly, except: (i) to the Corporation; (ii) outside the United States in accordance with Regulation S and in compliance with applicable local laws and regulations; (iii) in compliance with the exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A under the 1933 Act, if available, and in accordance with applicable state securities laws; or (iv) in another transaction that does not require registration under the 1933 Act or any applicable state securities laws.

(4) Prior to the issuance of the Debentures, the Corporation shall notify the Trustee, in writing, concerning which Debentures shall bear the U.S. Legend. All Securities issued pursuant to Rule 144 under the 1933 Act shall bear the U.S. Legend. The Trustee will thereafter maintain a list of all registered holders from time to time of such legended Debentures.

Section 2.6 Interim Debentures or Certificates

Pending the delivery of definitive Debentures to the Trustee, the Corporation may issue and the Trustee certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures when the same are ready for delivery; or the Corporation may execute and the Trustee certify a temporary Debenture for the whole principal amount of Debentures then authorized to be issued hereunder and deliver the same to the Trustee and thereupon the Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Corporation and the Trustee may approve entitling the holders thereof to definitive Debentures when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Corporation shall have delivered the definitive Debentures to the Trustee, the Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Corporation or the Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

Section 2.7 Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction, the applicant for a substituted Debenture shall furnish to the Corporation and to the Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

Section 2.8 Payments of Amounts Due on Maturity

(1) On the Maturity Date, the Corporation will pay or cause to be paid to the Debentureholders the outstanding principal amount of the Debentures, together with all accrued and unpaid interest.

(2) Payments of amounts due upon maturity of the Debentures will be made in the following manner:

(a)

The Corporation will establish and maintain with the Trustee a Maturity Account for the Debentures. The Maturity Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture.

(b)

On or before 11:00 a.m. (Eastern time) not less than one Business Day immediately prior to the Maturity Date, the Corporation will deliver to the Trustee a certified cheque or wire transfer for deposit in the Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (including the principal amount together with any accrued and unpaid interest thereon).

(c)	The delivery of such funds to the Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled. Interest shall cease to accrue on the Debentures upon the Maturity Date provided the Trustee has received, by the Maturity Date, from the Corporation, all the funds due and payable on the Debentures.

(d)

The Trustee, on behalf of the Corporation, will pay to each holder entitled to receive payment the principal amount of, premium on, if any, and accrued and unpaid interest on the Debentures, upon surrender of the Debentures at any branch of the Trustee designated for such purpose from time to time by the Corporation and the Trustee.

Section 2.9 Prepayment of Principal Amount During First Year

(1) At any time on or before December 4, 2020, the Corporation shall have the right, subject to Section 2.2, to repay all, but not less than all, of the outstanding principal amount of the Debentures without penalty (the “Prepayment Right”), upon giving the Debentureholders not less than 10 days’ advance written notice (the “Prepayment Notice”), in accordance with Section 12.2. In the event that the Corporation exercises the Prepayment Right pursuant to this Section 2.9, the effective date for the repayment (the “Prepayment Date”) shall be: (a) the date stipulated in the Prepayment Notice; or (b) if no date is so stipulated in the Prepayment Notice, the date that is 10 days following the date of such Prepayment Notice.

(2) Payments of amounts under the Prepayment Right will be made in the following manner:

(a)

The Corporation will establish and maintain with the Trustee a Maturity Account for the Debentures. The Maturity Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture.

(b)

On or before 11:00 a.m. (Eastern time) not less than one Business Day immediately prior to the Prepayment Date, the Corporation will deliver to the Trustee a certified cheque or wire transfer for deposit in the Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (including the principal amount together with any accrued and unpaid interest thereon).

(c)

The delivery of such funds to the Trustee for deposit to the Maturity Account will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled. Interest shall cease to accrue on the Debentures upon the Prepayment Date provided the Trustee has received, by the Prepayment Date, from the Corporation, all the funds due and payable on the Debentures.

(d)

The Trustee, on behalf of the Corporation, will pay to each holder entitled to receive payment the principal amount of, premium on, if any, and accrued and unpaid interest on the Debentures, upon surrender of the Debentures at any branch of the Trustee designated for such purpose from time to time by the Corporation and the Trustee.

Section 2.10 Payment of Principal Amount in Common Shares

(1) On the Maturity Date, the Debentureholders shall have the right to require the Corporation to repay all or any portion of the outstanding principal amount of the Debentures then outstanding in Common Shares (the “Share Payment Right”). In the event that a Debentureholder exercises the Share Payment Right, the Common Shares to be issued to the Debentureholder will be valued at the Current Market Price at the close of business on the Business Day immediately prior to the Maturity Date, subject to compliance with the applicable policies of the TSX and/or other principal exchange for trading of the Common Shares at that time. Without limitation to the foregoing: (i) no more than an aggregate of 64,252,771 Common Shares shall be issued upon the conversion of the Debentures and/or the exercise of the Share Payment Right unless approval therefor is obtained by the Corporation’s shareholders by a majority of votes cast, (ii) no more than 25,701,108 Common Shares shall be issued upon the conversion of the Debentures and/or the exercise of the Share Payment Right to insiders of the Corporation unless approval therefor is obtained by the Corporation’s shareholders by a majority of votes cast, other than insiders of the Corporation holding Debentures, their associates and affiliates; and (iii) should the issuance of Common Shares in excess of 31,645,570 Common Shares (being $100,000,000 aggregate principal amount of the Debentures divided by the Conversion Price) materially affect control of the Corporation, such issuance shall require approval by the Corporation’s shareholders by a majority of votes cast. The Corporation is solely responsible for compliance with the restrictions regarding shareholder and TSX approval in this Section 2.10(1) including with respect to all calculations regarding the number of Common Shares issuable upon any conversion of the Debentures or any exercise of the Share Payment Right, and in processing and facilitating any conversion of the Debentures or exercise of the Share Payment Right, the Trustee shall be entitled to assume that no applicable limits have been exceeded and that all required shareholder and TSX approvals have been obtained unless the Corporation expressly notifies the Trustee in advance that any such limits have been exceeded or required shareholder or TSX approvals have not been obtained.

(2) A Debentureholder desiring to exercise the Share Payment Right shall surrender the Debenture Certificate representing the Debentures held by the Debentureholder to the Trustee at its principal office in the City of Toronto, Ontario together with the Share Payment Right notice in the form of Schedule C or any other written notice in a form satisfactory to the Trustee, duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee, at least 10 Business Days prior to the Maturity Date, and indicating the principal amount of the Debentures in respect of which the Debentureholder wishes to exercise the Share Payment Right as set out in Schedule C. Common Shares issuable in respect of the principal amount of Debentures represented by Debenture Certificates bearing the U.S. Legend shall be marked to bear the U.S. Legend; provided that upon the Trustee receiving an executed Share Payment Right notice as set out in Schedule C with the box therein being ticked, the Trustee will issue Common Shares without the U.S. Legend. Thereupon such Debentureholder or, subject to compliance with the applicable terms and provisions hereof and payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Trustee, his nominee(s) or assignee(s) shall be entitled to be entered in the books of the Corporation as at the Maturity Date (or such later date as is specified in Section 5.4(2)) as the holder of the number of Common Shares, as applicable, issuable for the principal amount of the Debentures in respect of which the Share Payment Right is exercised in accordance with the provisions of this Article and, as soon as practicable thereafter, the Corporation shall deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Common Shares, or at the direction of the Corporation, Direct Registration System Advices for such Common Shares to be held in book entry form, and make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 5.4(6). In the event that not all of the principal amount of the Debentures held by the Debentureholder is paid in Common Shares pursuant to the exercise of the Share Payment Right, the Corporation will pay or cause to be paid to the Debentureholder the balance of the principal amount of the Debentures not so satisfied in

Common Shares in accordance with the provisions of Section 2.8. The Corporation shall also pay or cause to be paid to the Debentureholder all accrued and unpaid interest in accordance with the provisions of Section 2.8.

(3) A Debenture in respect of which a holder has accepted a notice in respect of a Change of Control Purchase Option pursuant to the provisions of Section 2.11 may be surrendered for payment in Common Shares pursuant to the Share Payment Right only if such notice is withdrawn in accordance with this Indenture.

(4) Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 may be paid in Common Shares pursuant to the exercise of the Share Payment Right as provided in this Section 2.10 and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such parts.

Section 2.11 Change of Control

Within 30 days following a Change of Control, and subject to the terms and conditions of this Section 2.11, the Corporation shall, at the discretion of the Debentureholders, be obligated, subject to Section 2.2, to offer to purchase or convert all of the Debentures then outstanding. The terms and conditions of such obligation are set forth below:

(a)

Not less than 30 days following the occurrence of a Change of Control, the Corporation shall deliver to the Trustee, and the Trustee shall promptly deliver to the holders of the Debentures, a notice stating that there has been a Change of Control and specifying the date on which such Change of Control occurred and the circumstances or events giving rise to such Change of Control (a “Change of Control Notice”). Prior to the Change of Control Purchase Date (as defined below), the Debentureholders shall, in their sole discretion, have the right to require the Corporation to, either: (i) purchase the Debentures (the “Change of Control Purchase Option”) at 115% of the principal amount thereof plus unpaid interest to, but excluding, the Change of Control Purchase Date (the “Change of Control Purchase Price”); or (ii) convert the Debentures at the Conversion Price. The “Change of Control Purchase Date” shall be the date that is 30 Business Days after the date of the Change of Control Notice is delivered to holders of Debentures.

(b)

If 90% or more in aggregate principal amount of Debentures outstanding on the date the Corporation provides the Change of Control Notice to holders of the Debentures have been surrendered for purchase pursuant to the Change of Control Purchase Option on the expiration thereof, the Corporation has the right, upon written notice provided to the Trustee within 10 days following the expiration of the Change of Control Purchase Option, to redeem all the Debentures remaining outstanding on the expiration of the Change of Control Purchase Option at the Change of Control Purchase Price as at the Change of Control Purchase Date (the “90% Redemption Right”).

(c)

Upon receipt of notice that the Corporation has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Debentures, the Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Change of Control Purchase Option that:

(i)

the Corporation has exercised the 90% Redemption Right and is purchasing all outstanding Debentures effective on the expiry of the Change of Control Purchase Option at the Change of Control Purchase Price, and shall include a calculation of the amount payable to such holder as payment of the Change of Control Purchase Price as at the Change of Control Purchase Date;

(ii)

each such holder must transfer their Debentures to the Corporation on the same terms as those holders that accepted the Change of Control Purchase Option and must send their respective Debentures, duly endorsed for transfer, to the Trustee within 10 days after the sending of such notice; and

(iii)

the rights of such holder under the terms of the Debentures and this Indenture cease effective as of the date of expiry of the Change of Control Purchase Option provided the Corporation has, on or before the time of notifying the Trustee of the exercise of the 90% Redemption Right, paid the Change of Control Purchase Price to, or to the order of, the Trustee and thereafter the Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder’s Change of Control Purchase Price upon surrender and delivery of such holder’s Debentures in accordance with this Indenture.

(d)

The Corporation shall, on or before 11:00 a.m. (Eastern time) on the Business Day immediately prior to the Change of Control Purchase Date, deposit with the Trustee or any paying agent to the order of the Trustee, such sums of money as may be sufficient to pay the Change of Control Purchase Price of the Debentures to be purchased or redeemed by the Corporation on the Change of Control Purchase Date, provided the Corporation may elect to satisfy this requirement by providing the Trustee with a certified cheque or wire transfer for such amounts required under this Section 2.11 post-dated to the date of expiry of the Change of Control Purchase Option. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any reasonable charges or expenses which may be incurred by the Trustee in connection with such purchase. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid to the holders of such Debentures, the Change of Control Purchase Price to which they are entitled (less any tax required by law to be deducted in respect of accrued and unpaid interest) on the Corporation’s purchase.

(e)

In the event that one or more of such Debentures being purchased in accordance with this Section 2.11 becomes subject to purchase in part only, upon surrender of such Debentures for payment of the Change of Control Purchase Price, the Corporation shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order, one or more new Debentures for the portion of the principal amount of the Debentures not purchased.

(f)

Debentures for which holders have accepted the Change of Control Purchase Option and Debentures which the Corporation has elected to redeem in accordance with this Section 2.11 shall become due and payable at the Change of Control Purchase Price on the Change of Control Purchase Date, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and, from and after the Change of Control Purchase Date, if the money necessary to purchase or redeem, or the Common Shares necessary to purchase or redeem, the Debentures shall have been deposited as provided in this Section 2.11 and affidavits or other proofs satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

(g)

In case the holder of any Debenture to be purchased or redeemed in accordance with this Section 2.11 shall fail on or before the Change of Control Purchase Date to so surrender such holder’s Debenture or shall not within such time accept payment of the monies payable, to take delivery of certificates representing such Common Shares issuable in respect thereof, or give such receipt therefor, if any, as the Trustee may require, such monies may be set aside in trust, or such certificates may be held in trust, without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum or the Common Shares so set aside and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, or take delivery of the certificates so deposited, or both, upon surrender and delivery of such holder’s Debenture. In the event that any money or certificates representing Common Shares required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of six years from the Change of Control Purchase Date, then such monies, or certificates representing Common Shares, or any distributions paid thereon, shall at the end of such period be paid over or delivered over by the Trustee or such depository or paying agent to the Corporation and the Trustee shall not be responsible to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Trustee will pay any remaining funds deposited hereunder on that date which is six years after the Change of Control Purchase Date (the “Unclaimed Funds Return Date”) to the Corporation and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them. If the remaining funds are paid to the Corporation prior to the Unclaimed Funds Return Date, the Corporation shall reimburse the Trustee for any amounts required to be paid by the Trustee to a holder of a Debenture pursuant to the Change of Control Purchase Option after the date of such payment of the remaining funds to the Corporation but prior to the Unclaimed Funds Return Date.

(h)

Subject to the provisions above related to Debentures purchased in part, all Debentures redeemed and paid under this Section 2.11 shall forthwith be delivered to the Trustee and cancelled and no Debentures shall be issued in substitution therefor.

Section 2.12 Payment of Interest

(1) Except as otherwise provided in Section 2.1(3) or specified in a resolution of the Board of Directors or an Officer’s Certificate, and subject to Section 2.2, as interest becomes due on each Debenture (except, subject to certain exceptions set forth herein including in Section 2.1(3), on conversion or on redemption, when interest may at the option of the Corporation be paid upon surrender of such Debenture), the Corporation, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Trustee at the close of business on the date that is five (5) Business Days prior to each applicable Interest Payment Date and addressed to the holder at the holder’s last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three Business Days prior to each date on which interest becomes due, and if payment is made by other means (such as electronic transfer of funds), the Trustee must receive confirmation of receipt of funds by wire at least three Business Days in advance prior to being able to forward funds or cheques to holders) and such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due.

(2) The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Corporation will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above.

Section 2.13 Concerning Interest

(1) All Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest (i) from and including their issue date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever shall be the later, in each case, to and excluding the next Interest Payment Date.

(2) Interest shall be computed on the basis of a year of 360 days composed of twelve 30-day months. Whenever interest is computed on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

ARTICLE 3– REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

Section 3.1 Register and Transfer

(1) The Corporation shall cause to be kept by and at the principal office of the Trustee in Toronto, Ontario and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the holders of the Debentures and particulars of the Debentures held by them respectively and of all transfers of the Debentures. Such registration shall be noted on the Debentures by the Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(2) No transfer of a Debenture shall be valid unless made on such register referred to in Section 3.1(1) by the registered holder or such holder’s executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer in the form attached to the Debenture Certificate and acceptable to the Trustee upon compliance with such other reasonable requirements as the Trustee or other registrar may prescribe, or unless the name of the transferee shall have been noted on the Debenture by the Trustee or other registrar.

(3) Notwithstanding any other provision in this Indenture or the Debentures, any transfer of a Debenture by a holder must be completed in accordance with all applicable laws, including Applicable Securities Legislation and any applicable United States federal or state securities laws, including without limitation, exemptions from any applicable prospectus and registration requirements. The Corporation will be entitled to request reasonable evidence of compliance with all applicable laws including Applicable Securities Legislation and any applicable United States federal or state securities laws prior to recording and effecting a transfer of Debentures. No duty shall rest with the Trustee to determine compliance of the transferor or transferee of a Debenture with applicable laws, including Applicable Securities Legislation and any applicable United States federal or state securities laws, and the Trustee shall be entitled to assume that all transfers are legal and proper.

Section 3.2 Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Debenture, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction. Upon surrender for registration of transfer of Debentures, the Corporation shall issue and thereupon the Trustee shall certify and deliver a new Debenture Certificate of like tenor in the name of the designated transferee and register such transfer in accordance with Section 3.1. If less than all the Debentures evidenced by the Debenture Certificate(s) so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Debenture Certificate registered in its name evidencing the Debentures not transferred.

Section 3.3 No Notice of Trusts

Neither the Corporation nor the Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

Section 3.4 Registers Open for Inspection

The registers referred to in Section 3.1 shall at all reasonable times be open for inspection by the Corporation, the Trustee or any Debentureholder. Every registrar, including the Trustee, shall from time to time when requested so to do by the Corporation, in writing, furnish the Corporation with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder.

Section 3.5 Exchanges of Debentures

(1) Subject to Section 3.1 and 3.6, Debentures in any authorized form or denomination may be exchanged for Debentures in any other authorized form or denomination, of the same date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(2) In respect of exchanges of Debentures permitted by Section 3.5(1), Debentures may be exchanged only at the principal offices of the Trustee in the city of Toronto, Ontario or at such other place or places, if any, as may from time to time be designated by the Corporation with the approval of the Trustee. Any Debentures surrendered for exchange shall be surrendered to the Trustee. The Corporation shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(3) Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

Section 3.6 Closing of Registers

(1) Neither the Corporation nor the Trustee nor any registrar shall be required to:

(a)	make transfers or exchanges or convert any Debentures on any Interest Payment Date for such Debentures or during the five preceding Business Days;

(b)	make transfers or exchanges of, or convert any Debentures on the day of any selection by the Trustee of Debentures to be redeemed or during the ten preceding Business Days; or

(c)

make exchanges of any Debentures which will have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed, as the register for the Debentures shall be closed in respect of such actions on such dates.

(2) Subject to any restriction herein provided, the Corporation with the approval of the Trustee may at any time close any register for the Debentures, other than those kept at the principal offices of the Trustee in Toronto, Ontario, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

Section 3.7 Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon from time to time by the Trustee and the Corporation), and payment of such charges and reimbursement of the Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a)	for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of the Debentures; or

(b)	for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.6 for a definitive Debenture.

Section 3.8 Ownership of Debentures

(1) Unless otherwise required by law, the person in whose name any registered Debenture is registered shall for all purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(2) The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such registered holder for any such principal, premium and/or interest shall be a good discharge to the Trustee, any registrar and to the Corporation for the same and none shall be bound to inquire into the title of any such registered holder.

(3) Where Debentures are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all such holders, and the receipt of any one of such holders therefor shall be a valid discharge, to the Trustee, any registrar and to the Corporation.

(4) In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders upon receipt of documents that may be required by the Trustee and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Trustee and any registrar and to the Corporation.

ARTICLE 4–PURCHASE OF DEBENTURES

Section 4.1 Purchase of Debentures by the Corporation

(1) The Corporation may, if it is not at the time in default hereunder, at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price. All Debentures so purchased may be delivered to the Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

(2) If, upon an invitation for tenders, more Debentures are tendered at the same lowest price than the Corporation is prepared to accept, the Debentures to be purchased by the Corporation shall be selected by the Trustee on a pro rata basis from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered.

Section 4.2 Deposit of Maturity Monies

Payment on maturity of Debentures shall be provided for by the Corporation depositing with the Trustee or any paying agent to the order of the Trustee, on or before 11:00 a.m. (Eastern time) not less than one Business Day immediately prior to the Maturity Date such sums of money as may be sufficient to pay all accrued and unpaid interest thereon up to and excluding the Maturity Date. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection therewith. Every such deposit shall be in immediately available funds and shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid to the holders of such Debentures, upon surrender of such Debentures, the principal and interest to which they are respectively entitled on the Maturity Date.

ARTICLE 5–CONVERSION OF DEBENTURES

Section 5.1 Applicability of Article

(1) The Debentures issued hereunder will be convertible into Common Shares in accordance with the provisions hereof including Sections 2.1(6) and 3.6 hereof.

(2) Such right of conversion shall extend only to the maximum number of whole Common Shares into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Common Shares shall be adjusted for in the manner provided in Section 5.6.

Section 5.2 Notice of Expiry of Conversion Privilege

Notice of the expiry of the conversion privileges of the Debentures shall be given by or on behalf of the Corporation, not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 12.2.

Section 5.3 Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Corporation is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Corporation to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debentures shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Corporation’s offer, respectively.

Section 5.4 Manner of Exercise of Right to Convert

(1) The holder of a Debenture Certificate desiring to convert such Debenture in whole or in part into Common Shares shall surrender such Debenture Certificate to the Trustee at its principal office in the City of Toronto, Ontario together with the conversion notice in the form of Schedule B or any other written notice in a form satisfactory to the Trustee, duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee, exercising his right to convert such Debenture in accordance with the provisions of this Article. Debenture Certificates bearing the U.S. Legend shall be converted into Common Shares marked to bear the U.S. Legend; provided that upon the Trustee receiving an executed conversion notice as set out in Schedule B with the box therein being ticked, the Trustee will issue Common Shares without the US Legend. Thereupon such Debentureholder or, subject to compliance with the applicable terms and provisions hereof and payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Trustee, his nominee(s) or assignee(s) shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in Section 5.4(2)) as the holder of the number of Common Shares, as applicable, into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Corporation shall deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Common Shares, or at the direction of the Corporation, Direct Registration System Advices for such Common Shares to be held in book entry form, and make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 5.4(6).

(2) For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date (herein called the “Date of Conversion”) on which it is so surrendered when the register of the Trustee is open and in accordance with the provisions of this Article and, in the case of a Debenture so surrendered by mail or other means of transmission, on the date on which it is received by the Trustee at one of its offices specified in Section 5.4(1); provided that: (i) if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed, the Person or Persons entitled to receive Common Shares shall become the holder or holders of record of such Common Shares as at the date on which such registers are next reopened; and (ii) if a Debenture is surrendered for conversion on an Interest Payment Date or during the five Business Days preceding each Interest Payment Date, the Person or Persons entitled to receive Common Shares in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date and, for clarity, any interest payable on such Debentures will be for the account of the holder of record of such Debentures at the close of business on the date that is five (5) Business Days prior to the relevant Interest Payment Date.

(3) A Debenture in respect of which a holder has accepted a notice in respect of a Change of Control Purchase Option pursuant to the provisions of Section 2.11 may be surrendered for conversion only if such notice is withdrawn in accordance with this Indenture.

(4) Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such parts.

(5) The holder of any Debenture of which only a part is converted shall, upon the exercise of its right of conversion surrender such Debenture to the Trustee in accordance with Section 5.4(1), and the Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered.

(6) The holder of a Debenture surrendered for conversion in accordance with this Section 5.4 shall be entitled to receive accrued and unpaid interest in respect thereof (less any taxes required to be deducted), in cash, from and including the last Interest Payment Date prior to the Date of Conversion up to but excluding the Date of Conversion, and the Common Shares issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of shareholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Common Shares pursuant to Section 5.4(2), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

Section 5.5 Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a)	If and whenever at any time prior to the Time of Expiry the Corporation shall:

(i)	subdivide or redivide the outstanding Common Shares into a greater number of shares,

(ii)	reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares, or

(iii)

issue Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a dividend or distribution (other than the issue of Common Shares to holders of Common Shares who have elected to receive dividends or distributions in the form of Common Shares in lieu of cash dividends or cash distributions paid in the ordinary course on the Common Shares), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, redivision or dividend, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 5.5(a) shall occur. Any such issue of Common Shares by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Common Shares under subsections (b) and (c) of this Section 5.5.

(b)

If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Common Shares (or securities convertible into Common Shares) actually issued upon the exercise of such options, rights or warrants were included in such fraction, as the case may be.

(c)

If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 5.5(a) or a consolidation, amalgamation, arrangement, share exchange, merger of the Corporation with or into any other Person or other entity or acquisition of the Corporation or other combination pursuant to which the Common Shares are converted into or acquired for cash, securities or other property; or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other Person (other than a direct or indirect wholly-owned subsidiary of the Corporation) or other entity or a liquidation, dissolution or winding-up of the Corporation (any such event, a “Merger Event”), any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares then sought to be acquired by it, such amount of cash or the number of shares or other securities or property of the Corporation or of the Person or other entity resulting from such merger, amalgamation, arrangement, acquisition, combination or consolidation, or to which such sale or conveyance may be made or which holders of Common Shares receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Common Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right, subject to Section 5.5(l). If determined appropriate by the Board of Directors, to give effect to or to evidence the provisions of this Section 5.5(c), the Corporation, its successor, or such purchasing Person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any cash, shares or other securities or property to which a holder of Debentures is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Trustee pursuant to the provisions of this Section 5.5(c) shall be a supplemental indenture entered into pursuant to the provisions of Article 14. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing Person or other entity and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 5.5(c) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, share exchanges, acquisitions, combinations, sales or conveyances. For greater certainty, nothing in this Section 5.5(c) shall affect or reduce the requirement for any Person to make a Change of Control Offer, and notice of any transaction to which this Section 5.5(c) applies shall be given in accordance with Section 5.10.

(d)

If the Corporation shall make a distribution to all or substantially all of the holders of Common Shares of shares in the capital of the Corporation, other than Common Shares, or evidences of indebtedness or other assets of the Corporation, including securities (but excluding (i) any issuance of rights or warrants for which an adjustment was made pursuant to Section 5.5(b) and (ii) any dividend or distribution paid exclusively in cash (the “Distributed Securities”), then in each such case (unless the Corporation distributes such Distributed Securities to the holders of Debentures on such dividend or distribution date (as if each holder had converted such Debenture into Common Shares immediately preceding the record date with respect to such distribution)) the Conversion Price in effect immediately preceding the record date fixed for the determination of shareholders entitled to receive such dividend or distribution shall be adjusted so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately preceding such record date by a fraction of which the denominator shall be the Current Market Price per Common Share on such record date and of which the numerator shall be the Current Market Price per Common Share on such record date less the fair market value (as determined by the Board of Directors, whose determination shall be conclusive evidence of such fair market value, subject to approval by the TSX (or such other recognized stock exchange on which the Common Shares are listed for trading) and which shall be evidenced by an Officer’s Certificate delivered to the Trustee) on such record date of the portion of the Distributed Securities so distributed applicable to one Common Share (determined on the basis of the number of Common Shares outstanding at the close of business on such record date). Such adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution. In the event that such dividend or distribution is not so paid or made, the Conversion Price shall again be adjusted to be the Conversion Price that would then be in effect if such dividend or distribution had not been declared. If the then fair market value (as so determined) of the portion of the Distributed Securities so distributed applicable to one Common Share is equal to or greater than the Current Market Price per Common Share on such record date, in lieu of the foregoing adjustment, adequate provision shall be made so that each holder of a Debenture shall have the right to receive upon conversion the amount of Distributed Securities so distributed that such holder would have received had such holder converted each Debenture on such record date. If the Board of Directors determines the fair market value of any distribution for purposes of this clause (d) of Section 5.5 by reference to the actual or when issued trading market for any securities, it must in doing so consider the prices in such market over the same period used in computing the Current Market Price of the Common Shares.

Notwithstanding the foregoing, if the securities distributed by the Corporation to all holders of its Common Shares consist of capital stock of, or similar equity interests in, a Subsidiary or other business of the Corporation (the “Spinoff Securities”), the Conversion Price shall be adjusted, unless the Corporation makes an equivalent distribution to the holders of Debentures, so that the same shall be equal to the rate determined by multiplying the Conversion Price in effect on the record date fixed for the determination of shareholders entitled to receive such distribution by a fraction, the denominator of which shall be the sum of (A) the weighted average trading price of one Common Share over the 20 consecutive trading day period (the “Spinoff Valuation Period”) commencing on and including the fifth trading day after the date on which ex-dividend trading commences for such distribution on the TSX (or such other exchange on which the Common Shares are then listed) and (B) the product of (i) the weighted average trading price (calculated in substantially the same way as the Current Market Price is calculated for the Common Shares) over the Spinoff Valuation Period of the Spinoff Securities or, if no such prices are available, the fair market value of the Spinoff Securities as reasonably determined by the Board of Directors (which determination shall be conclusive and shall be evidenced by an Officer’s Certificate delivered to the Trustee) multiplied by (ii) the number of Spinoff Securities distributed in respect of one Common Share and the numerator of which shall be the weighted average trading price of one Common Share over the Spinoff Valuation Period, such adjustment to become effective immediately preceding the opening of business on the 25th trading day after the date on which ex-dividend trading commences; provided, however, that the Corporation may in lieu of the foregoing adjustment elect to make adequate provision so that each holder of Debentures shall have the right to receive upon conversion thereof the amount of such Spinoff Securities that such holder of Debentures would have received if such Debentures had been converted on the record date with respect to such distribution.

(e)

If any issuer bid made by the Corporation or any of its Subsidiaries for all or any portion of Common Shares shall expire, then, if the issuer bid shall require the payment to shareholders of consideration per Common Share having a fair market value (determined as provided below) that exceeds the Current Market Price on the last date (the “Expiration Date”) tenders could have been made pursuant to such issuer bid (as it may be amended) (the last time at which such tenders could have been made on the Expiration Date is hereinafter sometimes called the “Expiration Time”), the Conversion Price shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Price in effect immediately preceding the close of business on the Expiration Date by a fraction of which (i) the denominator shall be the sum of (A) the fair market value of the aggregate consideration (the fair market value as determined by the Board of Directors, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officer’s Certificate delivered to the Trustee) payable to shareholders based on the acceptance (up to any maximum specified in the terms of the issuer bid) of all Common Shares validly tendered and not withdrawn as of the Expiration Time (the Common Shares deemed so accepted, up to any such maximum, being referred to as the “Purchased Common Shares”) and (B) the product of the number of Common Shares outstanding (less any Purchased Common Shares and excluding any Common Shares held in the treasury of the Corporation) at the Expiration Time and the Current Market Price on the Expiration Date and (ii) the numerator of which shall be the product of the number of Common Shares outstanding (including Purchased Common Shares but excluding any Common Shares held in the treasury of the Corporation) at the Expiration Time multiplied by the Current Market Price on the Expiration Date, such increase to become effective immediately preceding the opening of business on the day following the Expiration Date. In the event that the Corporation is obligated to purchase Common Shares pursuant to any such issuer bid, but the Corporation is permanently prevented by applicable law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Price shall again be adjusted to be the Conversion Price which would have been in effect based upon the number of Common Shares actually purchased, if any. If the application of this clause (e) of Section 5.5 to any issuer bid would result in a decrease in the Conversion Price, no adjustment shall be made for such issuer bid under this clause (e).

For purposes of this Section 5.5(e), the term “issuer bid” shall mean an issuer bid under Applicable Securities Legislation or a take-over bid under Applicable Securities Legislation by a Subsidiary of the Corporation for the Common Shares and all references to “purchases” of Common Shares in issuer bids (and all similar references) shall mean and include the purchase of Common Shares in issuer bids and all references to “tendered Common Shares” (and all similar references) shall mean and include Common Shares tendered in issuer bids.

(f)

In any case in which this Section 5.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 5.5(f), have become the holder of record of such additional Common Shares pursuant to Section 5.4(2).

(g)

The adjustments provided for in this Section 5.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 5.5(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(h)	For the purpose of calculating the number of Common Shares outstanding, Common Shares owned by or for the benefit of the Corporation shall not be counted.

(i)

In the event of any question arising with respect to the adjustments provided in this Section 5.5, such question shall be conclusively determined by the Board of Directors, and in the event holders of not less than 25% of the principal amount of the Debentures then outstanding notify the Trustee that they do not agree with such determination within 14 days of such determination being communicated to all the holders, such determination shall be made by a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Trustee (who may be the Auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Trustee, and the Debentureholders. In the absence of notice by holders of not less than 25% of the principal amount of the Debentures then outstanding of their disagreement as aforesaid, the determination of the Board of Directors shall be binding.

(j)

In case the Corporation shall take any action (other than the payment of cash dividends) affecting the Common Shares other than action described in this Section 5.5, which in the opinion of the Board of Directors, would materially affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the Board of Directors, as the Board of Directors, in their sole discretion may determine to be equitable in the circumstances. Failure of the directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(k)

No adjustment in the Conversion Price shall be made in respect of any event described in Sections 5.5(a), 5.5(b), 5.5(c), 5.5(d), 5.5(e) or 5.5(f) other than the events described in 5.5(a)(i) or 5.5(a)(ii) if the holders of the Debentures are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event. Participation in such event by the holders of the Debentures shall be subject to prior approval by the TSX.

(l)

Except as stated above in this Section 5.5, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Common Shares at less than the Current Market Price on the date of issuance or the then applicable Conversion Price.

(m)

Notwithstanding any of the foregoing in this Section 5.5, if a holder of a Debenture would otherwise be entitled to receive, upon conversion of the Debenture, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied on December 31, 2007 (“Ineligible Consideration”), such holder of a Debenture shall not be entitled to receive such Ineligible Consideration and the Corporation or the successor or acquirer, as the case may be, shall have the right (at the sole option of the Corporation or the successor or acquirer, as the case may be) to deliver to such holder “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied on December 31, 2007 with a market value (as conclusively determined by the Board of Directors) equal to the market value of such Ineligible Consideration.

Section 5.6 No Requirement to Issue Fractional Common Shares

The Corporation shall not be required to issue fractional Common Shares upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Common Share would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the number of Common Shares so issuable shall be rounded down to the nearest whole number.

Section 5.7 Mandatory Conversion

(1) Notwithstanding anything to the contrary contained herein and subject to any required regulatory approval and provided no Event of Default has occurred and is continuing, if, at any time during the Conversion Period, the VWAP is greater than $7.50 per Common Share, as adjusted in accordance with Section 5.5, for any 15 consecutive trading days, the Corporation may force the conversion of all but not less than all of the principal amount of the then outstanding Debentures at the then applicable Conversion Price, upon giving the Debentureholders not less than 30 days’ advance written notice the “Mandatory Conversion Notice”), in accordance with Section 12.2.

(2) In the event that the Corporation exercises its right to force conversion of all of the principal amount of the Debentures pursuant to this Section 5.7, the effective date for the mandatory conversion (the “Mandatory Conversion Date”) shall be: (a) the date stipulated in the Mandatory Conversion Notice; or (b) if no date is so stipulated in the Mandatory Conversion Notice, the date that is 30 days following the date of such Mandatory Conversion Notice, and upon such Mandatory Conversion Date: (i) all of the principal amount of the then outstanding Debentures shall be deemed to be converted into Common Shares at the then applicable Conversion Price; and (ii) the Debentureholders shall be entered in the books of the Corporation as at the Mandatory Conversion Date as the holders of the number of Common Shares, as applicable, into which the Debentures held by them are convertible. Upon the surrender of Debenture Certificates to the Trustee at its principal office in the City of Toronto, Ontario by the Debentureholders, the Corporation shall deliver to the Debentureholders certificates for the Common Shares for the Common Shares into which the Debentures held by them have been converted, or at the direction of the Corporation, Direct Registration System Advices for such Common Shares to be held in book entry form.

(3) The holder of a Debenture converted in accordance with this Section 5.7 shall be entitled to receive accrued and unpaid interest in respect thereof (less any taxes required to be deducted), in cash, from and including the last Interest Payment Date prior to the Mandatory Conversion Date up to but excluding the Mandatory Conversion Date, and the Common Shares issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of shareholders of record on and after the Mandatory Conversion Date or such later date as such holder shall become the holder of record of such Common Shares pursuant to Section 5.7(2), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

Section 5.8 Corporation to Reserve Common Shares

The Corporation covenants with the Trustee that it will at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue upon conversion of Debentures as in this Article provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Common Shares as shall then be issuable upon the conversion of all outstanding Debentures. The Corporation covenants with the Trustee that all Common Shares which shall be so issuable shall be duly and validly issued as fully-paid and non-assessable.

Section 5.9 Cancellation of Converted Debentures

Subject to the provisions of Section 5.4 as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Trustee and no Debenture shall be issued in substitution for those converted.

Section 5.10 Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 5.5, deliver an Officer’s Certificate to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by advice of a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Trustee (who may be the Auditors of the Corporation) and shall be conclusive and binding on all parties in interest. When so approved, the Corporation shall forthwith give notice to the Debentureholders in the manner provided in Section 12.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Corporation has given notice under Section 5.11 covering all the relevant facts in respect of such event and if the Trustee approves, no such notice need be given under this Section 5.10.

Section 5.11 Notice of Special Matters

(1) The Corporation covenants with the Trustee that so long as any Debenture remains outstanding, it will give notice to the Trustee, and to the Debentureholders in the manner provided in Section 12.2, of its intention to fix a record date for any event referred to in Section 5.5(a), Section 5.5(b), Section 5.5(c), 5.5(d), or Section 5.5(e) (other than the subdivision, redivision, reduction, combination or consolidation of its Common Shares) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days in each case prior to such applicable record date.

(2) In addition, the Corporation covenants with the Trustee that so long as any Debenture remains outstanding, it will give notice to the Trustee, and to the Debentureholders in the manner provided in Section 12.2, at least 30 days prior to the (i) effective date of any transaction referred to in Section 5.5(c) stating the consideration into which the Debentures will be convertible after the effective date of such transaction, and (ii) Expiration Date of any transaction referred to in Section 5.5(e) stating the consideration paid per Common Share in such transaction.

Section 5.12 Protection of Trustee

The Trustee:

(a)

shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)

shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture; and

(c)

shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article.

ARTICLE 6 – COVENANTS OF THE CORPORATION

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

Section 6.1 To Pay Principal, Premium (if any) and Interest

Subject to Section 2.2, the Corporation will duly and punctually pay or cause to be paid to every Debentureholder the principal of, premium (if any) and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

Section 6.2 To Pay Trustee’s Remuneration

The Corporation will pay the Trustee reasonable remuneration for its services as Trustee hereunder and will repay to the Trustee on demand all monies which shall have been paid by the Trustee in connection with the execution of the trusts hereby created, including the reasonable compensation and disbursements of its counsel and all other assistants and advisors not regularly under its employ, and such monies including the Trustee’s remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to payment of any principal of the Debentures or interest or premium, if any, thereon. Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

Section 6.3 To Give Notice of Default

The Corporation shall notify the Trustee immediately upon obtaining knowledge of any Event of Default hereunder. The Corporation shall also notify the Trustee immediately upon receiving any Default Notice from the Senior Lenders.

Section 6.4 Preservation of Existence, etc.

Subject to the express provisions hereof, the Corporation will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses, in a business-like manner and in accordance with good business practices, and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its existence and rights; provided that the foregoing covenant shall not prevent or restrict the Corporation from completing a transaction to which Article 9 would apply if carried out in accordance with Article 9.

Section 6.5 Keeping of Books

The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with generally accepted accounting principles.

Section 6.6 Annual Certificate of Compliance

The Corporation shall deliver to the Trustee, within 120 days after the end of each calendar year, (and at any reasonable time upon demand by the Trustee) an Officer’s Certificate as to the knowledge of such officers of the Corporation who execute the Officer’s Certificate of the Corporation’s compliance with all conditions and covenants in this Indenture certifying that after reasonable investigation and inquiry, the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

Section 6.7 Performance of Covenants by Trustee

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Trustee may notify the Debentureholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Trustee shall be repayable as provided in Section 6.2. No such performance, expenditure or advance by the Trustee shall be deemed to relieve the Corporation of any default hereunder.

Section 6.8 Maintain Listing

The Corporation will use reasonable commercial efforts to maintain the listing of the Common Shares on the TSX, and to maintain the Corporation’s status as a “reporting issuer” not in default of the requirements of the Applicable Securities Legislation; provided that the foregoing covenant shall not prevent or restrict the Corporation from carrying out a transaction to which Article 9 would apply if carried out in compliance with Article 9 even if as a result of such transaction the Corporation ceases to be a “reporting issuer” in all or any of the provinces of Canada or the Common Shares cease to be listed on the TSX or any other stock exchange.

Section 6.9 No Dividends on Common Shares if Event of Default

The Corporation shall not declare or pay any dividend to the holders of its issued and outstanding Common Shares after the occurrence of an Event of Default unless and until such default shall have been cured or waived or shall have ceased to exist.

Section 6.10 Withholding Matters

All payments made by or on behalf of the Corporation under or with respect to the Debentures (including, without limitation, any penalties, interest and other liabilities related thereto) will be made free and clear of and without withholding, or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related hereto) imposed or levied by or on behalf of the Government of Canada or the United States or elsewhere, or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Withholding Taxes”), unless the Corporation is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of Withholding Taxes. If the Corporation is so required to withhold or deduct any amount for, or on account of, Withholding Taxes from any payment made under or with respect to the Debentures, the Corporation shall deduct and withhold such Withholding Taxes from any payment to be made or with respect to the Debentures and, provided that the Corporation forthwith remits such amount to the relevant governmental authority or agency, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Corporation’s obligations under the Debentures. There is no obligation on the Corporation to gross-up or pay additional amounts to a holder of Debentures in respect of such deductions or withholdings. For greater certainty, if any amount is required to be deducted or withheld in respect of Withholding Taxes upon a conversion of a Debenture, the Corporation shall be entitled to liquidate such number of Common Shares (or other securities) issuable as a result of such conversion as shall be necessary in order to satisfy such requirement. The Corporation shall provide the Trustee with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of any forms received from such government authority or agency promptly after receipt thereof.

ARTICLE 7– DEFAULT

Section 7.1 Events of Default

(1) Each of the following events constitutes, and is herein sometimes referred to as, an “Event of Default”:

(a)	failure for 30 days to pay interest on the Debentures when due;

(b)

failure to pay principal or premium (whether by way of payment of cash or delivery of Common Shares), if any, when due on the Debentures whether at maturity, upon redemption or a Change of Control, by declaration or otherwise;

(c)	default in the delivery, when due, of any Common Shares or other consideration, payable on conversion with respect to the Debentures, which default continues for 15 days;

(d)

default in the observance or performance of any covenant or condition of this Indenture by the Corporation and the failure to cure (or obtain a waiver for) such default for a period of 30 days after notice in writing has been given by the Trustee or from holders of not less than 25% in aggregate principal amount of the Debentures to the Corporation specifying such default and requiring the Corporation to rectify such default or obtain a waiver for same;

(e)

if a decree or order of a Court having jurisdiction is entered adjudging the Corporation or any Material Subsidiary a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Corporation or any Material Subsidiary, or appointing a receiver of, or of any substantial part of, the property of the Corporation or any Material Subsidiary or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(f)

if the Corporation or any Material Subsidiary institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Corporation or any Material Subsidiary or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(g)

if a resolution is passed for the winding-up or liquidation of the Corporation or any Material Subsidiary except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 9.1 are duly observed and performed; or

(h)

if, after the date of this Indenture, any proceedings with respect to the Corporation or any Material Subsidiary are taken with respect to a compromise or arrangement, with respect to creditors of the Corporation or any Material Subsidiary generally, under the applicable legislation of any jurisdiction;

then: (i) in each and every such event listed above, the Trustee may, in its discretion, but subject to the provisions of this section and Section 2.2, and shall, subject to Section 2.2, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding, subject to the provisions of Section 7.3, by notice in writing to the Corporation declare the principal of and interest and premium, if any, on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall thereupon forthwith become immediately due and payable to the Trustee, and (ii) on the occurrence of an Event of Default under Sections 7.1(1)(e), 7.1(1)(f) or 7.1(1)(g), the principal of and interest and premium, if any, on all Debentures then outstanding hereunder and all other monies outstanding hereunder, shall automatically without any declaration or other act on the part of the Trustee or any Debentureholder become immediately due and payable to the Trustee and, in either case, upon such amounts becoming due and payable in either (i) or (ii) above, the Corporation shall forthwith pay to the Trustee for the benefit of the Debentureholders such principal, accrued and unpaid interest and premium, if any, and interest on amounts in default on such Debenture and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest, premium, if any, and such other monies from the date of such declaration or event until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the manner mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Corporation’s obligations hereunder and any monies so received by the Trustee shall be applied in the manner provided in Section 7.6.

Section 7.2 Notice of Events of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 12.2, provided that notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Corporation in writing.

When notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Debentureholders within 15 days after the Trustee becomes aware the Event of Default has been cured.

Section 7.3 Waiver of Default

(1) Upon the happening of any Event of Default hereunder:

(a)

the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Debentures then outstanding, to instruct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 7.1 and the Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; and

(b)

the Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable.

(2) No such act or omission either of the Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

Section 7.4 Enforcement by the Trustee

(1) Subject to the provisions of Section 7.3 and Section 2.2 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Corporation shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 7.1, the principal of and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient.

(2) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the holders of the Debentures against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 7.3, nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

(3) The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

(4) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto.

(5) Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

Section 7.5 No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; (d) the Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity; and (e) no direction inconsistent with such request has been received by the Trustee from holders of a majority in principal amount of the outstanding Debentures, and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

Section 7.6 Application of Monies by Trustee

(1) Except as herein otherwise expressly provided, including in Section 2.2, any monies received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 7, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Trustee available for such purpose, as follows:

(a)

first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(b)

second, but subject as hereinafter in this Section 7.6 provided, in payment, rateably and proportionately to the holders of Debentures, of the principal and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium, if any, and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(c)	third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to clause (b) above in respect of the principal or interest on any Debenture held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Debenture pledged for value and in good faith to a person other than the Corporation or any Subsidiary but only to the extent of such person’s interest therein) except subject to the prior payment in full of the principal and interest (if any) on all Debentures which are not so held.

(2) The Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in Section 7.6(1), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 13.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

Section 7.7 Notice of Payment by Trustee

Not less than 15 days’ notice shall be given in the manner provided in Section 12.2 by the Trustee to the Debentureholders of any payment to be made under this Article 7. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

Section 7.8 Trustee May Demand Production of Debentures

The Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 7 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Corporation as the Trustee shall deem sufficient.

Section 7.9 Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

Section 7.10 Immunity of Directors, Officers and Others

The Debentureholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, director or employee of the Corporation or holder of Common Shares of the Corporation or of any successor for the payment of the principal of or premium, if any, or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Debentures.

ARTICLE 8– SATISFACTION AND DISCHARGE

Section 8.1 Cancellation and Destruction

All Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee and, if required by the Corporation, the Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

Section 8.2 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal of or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a)	the Corporation shall be entitled to pay or deliver to the Trustee and direct it to set aside; or

(b)	in respect of monies in the hands of the Trustee which may or should be applied to the payment of the Debentures, the Corporation shall be entitled to direct the Trustee to set aside; or

(c)	if the redemption was pursuant to notice given by the Trustee, the Trustee may itself set aside;

the monies in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal of, or the interest payable on, or represented by each Debenture in respect whereof such monies have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 8.3.

Section 8.3 Repayment of Unclaimed Monies

Subject to applicable law, any monies set aside under Section 8.2 and not claimed by and paid to holders of Debentures as provided in Section 8.2 within six years after the date of such setting aside shall be repaid and delivered upon written request of the Corporation to the Trustee and thereupon the Trustee shall be released from all further liability with respect to such monies and thereafter the holders of the Debentures in respect of which such monies were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment and delivery of the monies from the Corporation subject to any limitation provided by the laws of the Province of Ontario.

Section 8.4 Discharge

The Trustee shall at the written request of the Corporation release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal of, and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof including the payment of all costs, charges and expenses properly incurred by the Trustee and all interest thereon.

Section 8.5 Satisfaction

(1) The Corporation shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures and the Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures:

(a)

the Corporation has deposited or caused to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money sufficient to pay, satisfy and discharge the entire amount of principal of, and interest, if any, to maturity, or any Change of Control Purchase Date, or upon conversion or otherwise as the case may be, of such Debentures;

(b)	the Corporation has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose of making payment on such Debentures:

(i)

if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada; or

(ii)	if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable;

as will be sufficient to pay and discharge the entire amount of principal of, and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures; or

(c)

all Debentures authenticated and delivered (other than (A) Debentures which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.7 and (B) Debentures for whose payment has been deposited in trust and thereafter repaid to the Corporation as provided in Section 8.3) have been delivered to the Trustee for cancellation;

so long as in any such event:

(d)

the Corporation has paid, caused to be paid or made provisions to the satisfaction of the Trustee for the payment of all other sums payable or which may be payable with respect to all of such Debentures (together with all applicable expenses and fees of the Trustee in connection with the payment of such Debentures); and

(e)

the Corporation has delivered to the Trustee an Officer’s Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Trustee referred to in this Section 8.5 shall be irrevocable, subject to Section 8.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of and interest on the Debentures being satisfied.

(2) Upon the satisfaction of the conditions set forth in this Section 8.5 with respect to all the outstanding Debentures, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2 and Article 4 and the provisions of Article 1 pertaining to Article 2 and Article 4) shall no longer be binding upon or applicable to the Corporation.

(3) Any funds or obligations deposited with the Trustee pursuant to this Section 8.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(4) If the Trustee is unable to apply any money or securities in accordance with this Section 8.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation’s obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 8.5 until such time as the Trustee is permitted to apply all such money or securities in accordance with this Section 8.5, provided that if the Corporation has made any payment in respect of principal of, or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Trustee.

Section 8.6 Continuance of Rights, Duties and Obligations

(1) Where trust funds or trust property have been deposited pursuant to Section 8.5, the holders of Debentures and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 2 and Article 4.

(2) In the event that, after the deposit of trust funds or trust property pursuant to Section 8.5 in respect of the Debentures (the “Defeased Debentures”), any holder of any of the Defeased Debentures from time to time converts its Debentures to Common Shares or other securities of the Corporation in accordance with Section 2.1, Article 5 or any other provision of this Indenture, the Trustee shall upon receipt of a Written Direction of the Corporation return to the Corporation from time to time the proportionate amount of the trust funds or other trust property deposited with the Trustee pursuant to Section 8.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

(3) In the event that, after the deposit of trust funds or trust property pursuant to Section 8.5, the Corporation is required to purchase any outstanding Debentures pursuant to Subsection 2.1(7), the Corporation shall be entitled to use any trust money or trust property deposited with the Trustee pursuant to Section 8.5 for the purpose of paying to any holders of Defeased Debentures who have accepted any such offer of the Corporation the Change of Control Purchase Price payable to such holders in respect of such Change of Control Purchase Option in respect of the Debentures. Upon receipt of a Written Direction from the Corporation, the Trustee shall be entitled to pay to such holder from such trust money or trust property deposited with the Trustee pursuant to Section 8.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures held by such holders who have accepted any such offer to the Corporation (which amount shall be based on the applicable principal amount of the Defeased Debentures held by accepting offerees in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

ARTICLE 9– SUCCESSORS

Section 9.1 Corporation may Consolidate, etc., Only on Certain Terms

(1) The Corporation may not, without the consent of the holders of the Debentures by Extraordinary Resolution hereunder, consolidate with or amalgamate or merge with or into any Person (other than a directly or indirectly wholly-owned Subsidiary of the Corporation) or sell, convey, transfer or lease all or substantially all of the properties and assets of the Corporation to another Person (other than a directly or indirectly wholly-owned Subsidiary of the Corporation) unless:

(a)

the Person formed by such consolidation or into which the Corporation is amalgamated or merged, or the Person which acquires by sale, conveyance, transfer or lease all or substantially all of the properties and assets of the Corporation is a corporation, organized and existing under the laws of Canada or any province or territory thereof or the laws of the United States or any state thereof and such corporation (if other than the Corporation or the continuing corporation resulting from the amalgamation of the Corporation with another corporation under the laws of Canada or any province or territory thereof) expressly assumes, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the obligations of the Corporation under the Debentures and this Indenture and the performance or observance of every covenant and provision of this Indenture and the Debentures required on the part of the Corporation to be performed or observed and the conversion rights shall be provided for in accordance with Article 5, by supplemental indenture satisfactory in form to the Trustee, executed and delivered to the Trustee, by the Person (if other than the Corporation or the continuing corporation resulting from the amalgamation of the Corporation with another corporation under the laws of Canada or any province or territory thereof) formed by such consolidation or into which the Corporation shall have been merged or by the Person which shall have acquired the Corporation’s assets;

(b)	after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

(c)

if the Corporation or the continuing corporation resulting from the amalgamation or merger of the Corporation with another Person under the laws of Canada or any province or territory thereof or the laws of the United States or any state thereof will not be the resulting, continuing or surviving corporation, the Corporation shall have, at or prior to the effective date of such consolidation, amalgamation, merger or sale, conveyance, transfer or lease, delivered to the Trustee an Officer’s Certificate and an opinion of Counsel, each stating that such consolidation, merger or transfer complies with this Article and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with this Article, and that all conditions precedent herein provided for relating to such transaction have been complied with.

(2) For purposes of the foregoing, the sale, conveyance, transfer or lease (in a single transaction or a series of related transactions) of the properties or assets of one or more Subsidiaries of the Corporation (other than to the Corporation or another wholly-owned Subsidiary of the Corporation), which, if such properties or assets were directly owned by the Corporation, would constitute all or substantially all of the properties and assets of the Corporation and its Subsidiaries, taken as a whole, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Corporation.

Section 9.2 Successor Substituted

Upon any consolidation of the Corporation with, or amalgamation or merger of the Corporation into, any other Person or any sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Corporation and its Subsidiaries, taken as a whole, in accordance with Section 9.1, the successor Person formed by such consolidation or into which the Corporation is amalgamated or merged or to which such sale, conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Indenture with the same effect as if such successor Person had been named as the Corporation herein, and thereafter, except in the case of a lease, and except for obligations the predecessor Person may have under a supplemental indenture entered into pursuant to Section 9.1(1)(c), the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Debentures.

ARTICLE 10– COMPULSORY ACQUISITION

Section 10.1 Definitions In this Indenture:

(1) “Affiliate” and “Associate” shall have their respective meanings set forth in the Securities Act (Ontario);

(2) “Dissenting Debentureholders” means a Debentureholder who does not accept an Offer referred to in Section 10.2 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(3) “Offer” means an offer to acquire outstanding Debentures, which is a takeover bid for Debentures within the meaning ascribed thereto in NI 62-104, whereas of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror’s Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

(4) “offer to acquire” includes an acceptance of an offer to sell;

(5) “Offeror” means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Debentures;

(6) “Offeror’s Debentures” means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror; and

(7) “Offeror’s Notice” means the notice described in Section 10.3.

Section 10.2 Offer for Debentures

If an Offer for all of the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a)

within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror’s Debentures;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer;

(c)	the Offeror complies with Sections 10.3 and 10.5; and

(d)	the Offer complies with Applicable Securities Legislation,

the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

Section 10.3 Offeror’s Notice to Dissenting Shareholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 10.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the “Offeror’s Notice”) to each Dissenting Debentureholder stating that:

(a)	Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror’s Debentures, have accepted the Offer;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c)

Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror’s Notice; and

(d)	Dissenting Debentureholders must send their respective Debenture Certificate(s) to the Trustee within 21 days after the date of the sending of the Offeror’s Notice.

Section 10.4 Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offeror’s Notice is sent pursuant to Section 10.3 shall, within 21 days after the sending of the Offeror’s Notice, send his or her Debenture Certificate(s) to the Trustee duly endorsed for transfer.

Section 10.5 Payment of Consideration to Trustee

Within 21 days after the Offeror sends an Offeror’s Notice pursuant to Section 10.3, the Offeror shall pay or transfer to the Trustee, or to such other Person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 10.2. The acquisition by the Offeror of all Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

Section 10.6 Consideration to be held in Trust

The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 10.5. The Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

Section 10.7 Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of an Offeror’s Notice pursuant to Section 10.3, the Trustee, if the Offeror has complied with Section 10.5, shall:

(a)

do all acts and things and execute and cause to be executed all instruments as in the Trustee’s opinion, relying on the advice of Counsel, may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror;

(b)

send to each Dissenting Debentureholder who has complied with Section 10.4 the consideration to which such Dissenting Debentureholder is entitled under this Article 10 (net of applicable withholdings); and

(c)	send to each Dissenting Debentureholder who has not complied with Section 10.4 a notice stating that:

(i)	his or her Debentures have been transferred to the Offeror;

(ii)	the Trustee or some other Person designated in such notice are holding in trust the consideration for such Debentures; and

(iii)

the Trustee, or such other Person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder’s Debenture certificate(s) or such other documents as the Trustee or such other Person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions.

Section 10.8 Communication of Offer to the Corporation

An Offeror cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Corporation and the Trustee.

Section 10.9 Agreement with the Trustee

If the Offeror chooses to appoint the Trustee to provide the services outlined in this Article 10, the Offeror and the Trustee shall enter into an agreement providing for the terms and conditions (including remuneration, indemnification and the return of cash or other consideration that is payable to the Dissenting Debentureholders who have not complied with Section 10.4) of such appointment.

ARTICLE 11– MEETINGS OF DEBENTUREHOLDERS

Section 11.1 Right to Convene Meeting

The Trustee or the Corporation may at any time and from time to time, and the Trustee shall, on receipt of a Written Direction of the Corporation or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Corporation or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved or determined by the Corporation and the Trustee.

Section 11.2 Notice of Meetings

At least 21 days’ notice of any meeting shall be given to the Debentureholders in the manner provided in Section 12.2 and a copy of such notice shall be sent by post to the Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

Section 11.3 Chairman

Some person, who need not be a Debentureholder, nominated in writing by the Corporation (in case it convenes the meeting) or by the Trustee (in any other case) shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some person present to be chairman.

Section 11.4 Quorum

Subject to the provisions of Section 11.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place to the extent possible and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy representing 25% of the principal amount of the outstanding Debentures shall form a quorum and may transact the business for which the meeting was originally convened. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum is present at the commencement of business.

Section 11.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 11.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 11.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

Section 11.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures, represented at the meeting and voted on the poll.

Section 11.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. In the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest $100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

Section 11.9 Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Corporation (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)

the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b)

the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)

the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic means before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

Section 11.10 Persons Entitled to Attend Meetings

The Corporation and the Trustee, by their respective employees, officers and directors, the Auditors of the Corporation and the legal advisors of the Corporation, the Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

Section 11.11 Powers Exercisable by Extraordinary Resolution

(1)    In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution (subject in the case of the matters in paragraphs (a)– (d) and (l) to the prior approval of the TSX (or such other recognized stock exchange on which the Common Shares are listed for trading)):

(a)

power to authorize the Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b)

power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Trustee (with its consent) against the Corporation, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;

(c)

power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d)

power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Corporation or for the consolidation, amalgamation, arrangement, combination or merger of the Corporation with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 9.1 shall have been complied with;

(e)

power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f)

power to waive, and direct the Trustee to waive, any default hereunder and/or cancel any declaration made by the Trustee pursuant to Section 7.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g)

power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h)

power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 7.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i)

power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(j)

power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings and the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k)

power to remove the Trustee from office and to appoint a new Trustee or Trustees provided that no such removal shall be effective unless and until a new Trustee or Trustees shall have become bound by this Indenture;

(l)

power to sanction the exchange of the Debentures for or the conversion thereof into shares, bonds, debentures or other securities or obligations of the Corporation or of any other Person formed or to be formed;

(m)	power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 11.11(1); and

(n)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 11.11(1)(j).

Section 11.12 Meaning of “Extraordinary Resolution”

(1)    The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding, are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2⁄3% of the principal amount of the Debentures, present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(2)    If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 12.2. At the adjourned meeting, the holders present in person or by proxy representing not less than 25% of the principal amount of the Debentures then outstanding shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66 2⁄3% of the principal amount of the Debentures present or represented by proxy at the meeting and voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture.

(3)    Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

Section 11.13 Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

Section 11.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

Section 11.15 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66 2⁄3% of the principal amount of all the outstanding Debentures by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

Section 11.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 11.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

Section 11.17 Evidence of Rights Of Debentureholders

(1)    Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(2)    The Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

ARTICLE 12– NOTICES

Section 12.1 Notice to Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered to the Corporation at: 490 Boul. St-Joseph, Suite 204, Gatineau, Quebec, J8Y 3Y7, Attention: Chief Executive Officer, if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof, or if given by electronic mail to sebastien@hexo.com, shall be deemed to have been effectively given upon transmission. The Corporation may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.

Section 12.2 Notice to Debentureholders

(1)    All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

(2)    If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in the city of Toronto (or in such of those cities as, in the opinion of the Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.

(3)    Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

(4)    All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any persons interested in such Debenture.

Section 12.3 Notice to Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective if delivered, receipt confirmed, to the Trustee at its principal office in the City of Toronto, at 100 Adelaide

Street West, Suite 301, Toronto, Ontario M5H 4H1, Attention: Vice President Trust Services and shall be deemed to have been effectively given as of the date of such receipt confirmation, if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof, or if given by facsimile (at 416.361.0470) or electronic mail (at tmxestaff-corporatetrust@tmx.com) transmission to the Trustee, Attention: Vice President Trust Services, shall be deemed to have been effectively given upon transmission.

Section 12.4 Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 12.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 12.3.

ARTICLE 13– CONCERNING THE TRUSTEE

Section 13.1 No Conflict of Interest

The Trustee represents to the Corporation that, to the best of its knowledge, at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but, if, notwithstanding the provisions of this Section 13.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 13.2.

Section 13.2 Replacement of Trustee

(1)    The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 90 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient. If at any time a material conflict of interest exists in the Trustee’s role as a fiduciary hereunder the Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 13.2. The validity and enforceability of this Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debentureholders. Failing such appointment by the Corporation, the retiring Trustee or any Debentureholder may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct at the Corporation’s expense, for the appointment of a new Trustee but any new Trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 13.2 shall be a corporation authorized to carry on the business of a trust company in all of the Provinces of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(2)    Any company into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, or any company which shall purchase all or substantially all of the corporate trust book of business of the Trustee, shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and, shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Corporation.

Section 13.3 Duties of Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

Section 13.4 Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 13.5, if applicable, and with any other applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may rely on an opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Corporation.

Section 13.5 Evidence and Authority to Trustee, Opinions, etc.

(1)    The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 13.5, or (b) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(2)    Such evidence shall consist of:

(a)	a certificate made by any one officer or director of the Corporation, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b)	in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c)

in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

(3)    Whenever such evidence relates to a matter other than the certificates and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a trustee, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

(4)    Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Indenture shall include (a) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(5)    The Corporation shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, its certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture.

Section 13.6 Officer’s Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officer’s Certificate.

Section 13.7 Experts, Advisers and Agents

The Trustee may:

(a)

employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid.

The reasonable costs of such services shall be added to and become part of the Trustee’s remuneration hereunder; and

(b)

employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Corporation.

Section 13.8 Trustee May Deal in Debentures

Subject to Sections 13.1 and 13.3, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

Section 13.9 Investment of Monies Held by Trustee

Until released in accordance with this Indenture, monies held by Trustee shall be kept segregated in the records of the Trustee and shall be deposited in one or more interest-bearing trust accounts to be maintained by the Trustee in the name of the Trustee at one or more banks having a Standard and Poors Issuer Credit rating of AA- or above (an “Approved Bank”). All amounts held by the Trustee pursuant to this Indenture shall be held by the Trustee pursuant to the term of this Indenture and shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Trustee pursuant to this Indenture are at the sole risk of Corporation and, without limiting the generality of the foregoing, the Trustee shall have no responsibility or liability for any diminution of the monies which may result from any deposit made with an Approved Bank pursuant to this Section 13.9, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The parties hereto acknowledge and agree that the Trustee will have acted prudently in depositing the monies at any Approved Bank,

Section 13.10 Trustee Not Ordinarily Bound

Except as provided in Section 7.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 13.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform, or see to the observance or performance by the Corporation of, any of the obligations herein imposed upon the Corporation or the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation’s business, unless the Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 11, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

Section 13.11 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

Section 13.12 Trustee Not Bound to Act on Trust’s Request

Except as otherwise specifically provided in this Indenture, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

Section 13.13 Conditions Precedent to Trustee’s Obligations to Act Hereunder

(1) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(2) None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(3) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts.

Section 13.14 Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 13.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any of the provinces or territories of Canada, either become so authorized or resign in the manner and with the effect specified in Section 13.2.

Section 13.15 Compensation and Indemnity

(1) The Corporation shall pay to the Trustee, from time to time, compensation for its services hereunder as agreed separately by the Corporation and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust.

(2) The Corporation hereby indemnifies and holds the Trustee and its affiliates, their successors and assigns, as well as its and their respective directors, officers, employees and agents, harmless from and against any and all claims, demands, assessments, interest, penalties, actions, suits, proceedings, liabilities, losses, damages, costs and expenses, including, without limiting the foregoing, expert, consultant and counsel fees and disbursements on a solicitor and client basis, arising from or in connection with any actions or omissions that the Trustee or they take pursuant to this Indenture, provided that the Corporation need not reimburse any cost or expense or indemnify against any loss or liability incurred by the Trustee through gross negligence or bad faith or breach of the Trustee’s duties hereunder. This indemnity shall survive the resignation or removal of the Trustee and the termination or discharge of this Indenture.

(3) Notwithstanding any other provision of this Indenture, the Trustee shall not be liable for any (i) breach by any other party of the Applicable Securities Legislation, (ii) lost profits or (iii) punitive, consequential or special damages of any Person.

(4) The Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claim and the Trustee shall co-operate in the defence. The Trustee may have separate Counsel and the Corporation shall pay the reasonable fees and expenses of such Counsel. The Corporation need not pay for any settlement made without its consent, which consent must not be unreasonably withheld.

Section 13.16 Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall, from time to time, be Debentureholders, subject to all the terms and conditions herein set forth.

Section 13.17 Third Party Interests

Each party to this Indenture (in this paragraph referred to as a “representing party”) hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee’s prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

Section 13.18 Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti-money laundering or anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to the Corporation provided that (i) the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Trustee’s satisfaction within such 10-day period, then such resignation shall not be effective.

Section 13.19 Privacy Laws

(1) The parties acknowledge that federal and provincial legislation that addresses the protection of individuals’ personal information (collectively, the “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither the Corporation nor the Trustee shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws.

(2) The Corporation shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.

(3) The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

Section 13.20 Force Majeure

Neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 13.20.

Section 13.21 Representations to the Trustee regarding U.S. Matters

The Corporation represents and warrants to the Trustee that, so long as any Debentures remain outstanding hereunder:

(1) the Corporation will engage in marijuana-related activities in Canada only in accordance with the Cannabis Act (Canada) and all other applicable laws in Canada;

(2) the Corporation does not and will not invest or engage (directly or indirectly) in any business or activity that is focused on serving the non-medical or medical marijuana market internationally, unless and until such time as the production and sale of non-medical and/or medical marijuana becomes legal under the applicable laws in the respective international jurisdiction, as applicable;

(3) the Corporation does not and will not invest or engage (directly or indirectly) in any business or activity that is focused on serving the non-medical or medical marijuana market in the United States unless and until such time as the production and sale of non-medical and/or medical marijuana becomes legal under applicable state and federal laws in the United States;

(4) the Corporation does not and will not specifically target or derive (or reasonably expect to derive) revenues or funds from any of the prohibited activities described in items (2) and (3), above, unless and until such time that any such activities become legal under all applicable laws in Canada, the United States or internationally, as applicable; and

(5) the Corporation will provide the Trustee with reasonable prior notice if it decides to engage in any of the activities described in items (2), (3) or (4) above, and the Corporation agrees that the Trustee may, in its sole discretion, immediately terminate any contract for services between the Corporation and the Trustee in the event that the Corporation is in breach of representations (2), (3) or (4) above, or as otherwise permitted under any such contract for service.

ARTICLE 14– SUPPLEMENTAL INDENTURES

Section 14.1 Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution of the Board of Directors of Corporation, the Corporation, may, subject to the provisions hereof and subject to the prior approval of the TSX, as need be, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	adding to the covenants of the Corporation herein contained for the protection of the Debentureholders, or providing for events of default, in addition to those herein specified;

(b)

making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(c)

evidencing the succession, or successive successions, of others to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(d)	giving effect to any Extraordinary Resolution passed as provided in Article 11; and

(e)	for any other purpose not inconsistent with the terms of this Indenture.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders by Extraordinary Resolution, the consent or concurrence of Debentureholders shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Corporation and the Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be made in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, the Corporation and the Trustee may without the consent or concurrence of the Debentureholders by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Corporation provided for the issue of Debentures, providing that in the opinion of the Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby.

ARTICLE 15– EXECUTION AND FORMAL DATE

Section 15.1 Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

Section 15.2 Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of December 5, 2019 irrespective of the actual date of execution hereof.

[Remainder of Page Intentionally Left Blank]

The parties have executed this Agreement as of the date set out above.

HEXO CORP.

By:	(signed) “Sebastien St-Louis”
Name: Sebastien St-Louis
Title: President & CEO

TSX TRUST COMPANY

By:	(signed) “Brett Higgs”
Name: Brett Higgs
Title: Corporate Trust Officer

By:	(signed) “Don Crawford”
Name: Don Crawford
Title: Sr. Trust Officer

Schedule A – Form of Debenture

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE APRIL 6, 2020.

THIS SECURITY IS SUBJECT TO SUBORDINATION AND POSTPONEMENT TERMS IN FAVOUR OF SENIOR LENDERS.

[U.S. LEGEND – TO BE INCLUDED ON ALL DEBENTURES ISSUED TO U.S. PERSONS OR IN THE UNITED STATES:]

THE SECURITIES REPRESENTED HEREBY [for Debentures, insert: AND THE SECURITIES ISSUABLE UPON CONVERSION OR PAYMENT HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (I) RULE 144A, IF AVAILABLE, OR (II) RULE 144, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

No. [●]	$[●]

HEXO CORP.

(A corporation incorporated under the laws of the Province of Ontario)

8.0% UNSECURED CONVERTIBLE DEBENTURE

DUE DECEMBER 5, 2022

HEXO CORP. (the “Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the Debenture Indenture (the “Indenture”) dated as of December 5, 2019 between the Corporation and TSX TRUST COMPANY (the “Trustee”), promises to pay to [●], the registered holder hereof on December 5, 2022 or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture (any such date, the “Maturity Date”) the principal sum of [●] Dollars ($[●]) in lawful money of Canada on presentation and surrender of this Debenture at the main branch of the Trustee in Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from, and including, the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 8.0% per annum (based on a year of 360 days comprised of twelve

30-day months), in like money, in arrears in equal (with the exception of the first interest payment which will include interest from December 5, 2019 as set forth below) quarterly instalments (less any tax required by law to be deducted) on March 31, June 30, September 30 and December 31 in each year commencing on December 31, 2019 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal, premium, if any, or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from December 5, 2019 to December 31, 2019, which will be equal to $57.77 for each $1,000 principal amount of the Debentures.

This Debenture is one of the 8.0% Unsecured Convertible Debentures (referred to herein as the “Debentures”) of the Corporation issued or issuable under the provisions of the Indenture. The Debentures authorized for issue immediately are limited to an aggregate principal amount of $100,000,000 in lawful money of Canada, in connection with the non-brokered private placement thereof. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

At any time on or after December 7, 2020, any part, being $1,000 or an integral multiple thereof, of the principal of this Debenture, provided that the principal amount of this Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this Debenture at the principal office of the Trustee in Toronto, Ontario, at any time prior to 5:00 p.m. (Eastern Time) on the Maturity Date or, if called for repurchase pursuant to a Change of Control (as defined in the Indenture) on the Business Day immediately prior to the payment date, into common shares of the Corporation (the “Common Shares”) (without adjustment for interest accrued hereon or for dividends or distributions on Common Shares issuable upon conversion) at a conversion price of $3.16 (the “Conversion Price”) per Common Share, being a rate of approximately 316.45 Common Shares for each $1,000 principal amount of Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. No Debentures may be converted during the five Business Days preceding each of March 31, June 30, September 30 and December 31 in each year, commencing December 31, 2019, as the registers of the Trustee will be closed during such periods. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion, and any Common Shares so issuable will be rounded down to the nearest whole number. Holders converting their Debentures will receive accrued and unpaid interest thereon. If a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Common Shares in respect of the Debentures so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date and, for clarity, any interest payable on such Debentures will be for the account of the holder of record of such Debentures at the close of business on the date that is five (5) Business Days prior to the relevant Interest Payment Date.

Subject to the provisions in the Indenture and without further action on the part of the registered holder, if at any time during the Conversion Period, the volume weighted average price of the Common Shares on the Toronto Stock Exchange (the “TSX”) (or such other recognized stock exchange on which the Common Shares are listed for trading) for 15 consecutive trading days equals or exceeds $7.50, as adjusted in accordance with the Indenture, the Corporation may deliver a written notice (the “Mandatory Conversion Notice”) to the registered holder to cause the registered holder to convert all but not less than the principal amount of the Debentures into that number of Common Shares of the Corporation equal to the principal amount of the Debentures to the date of such mandatory conversion divided by the Conversion Price. The effective date for the mandatory conversion (the “Mandatory Conversion Date”) shall be: (a) the date stipulated in the Mandatory Conversion Notice; or (b) if no date is so stipulated in the Mandatory Conversion Notice, the date that is 30 days following the date of such Mandatory Conversion Notice, and upon such Mandatory Conversion Date: (i) all of the principal amount of the Debentures shall be deemed to be converted into Common Shares at the then applicable Conversion Price; and (ii) the registered holder shall be entered in the books of the Corporation as at the Mandatory Conversion Date as the holder of the number of Common Shares, as applicable, into which the Debentures are convertible. In the event that the Corporation delivers a Mandatory Conversion Notice, upon surrender of this Debenture to the Trustee, the Corporation shall deliver certificates for the Common Shares into which the Debentures have been converted, or at the direction of the Corporation, Direct Registration System Advices for such Common Shares to be held in book entry form.

Upon and subject to the terms and conditions of the Indenture, on the Maturity Date, the holders of the Debentures shall have the right to require the Corporation to repay all or any portion of the outstanding principal amount of the Debentures then outstanding through the issuance of Common Shares in satisfaction of such amounts at a price equal to the Current Market Price at the close of business on the Business Day immediately prior to the Maturity Date, being the VWAP of the Common Shares on the TSX, if the Common Shares are listed on the TSX, for the 5 consecutive trading days ending on the date immediately preceding the applicable date, or if the Common Shares are not listed on the TSX, the principal securities exchange or market on which the Common Shares are listed or quoted, or if no such prices are available, the fair value of a Common Share as reasonably determined by the Board of Directors.

Upon the occurrence of a Change of Control, the holders of the Debentures shall, in their sole discretion, have the right to require the Corporation to, either: (i) purchase the Debentures (the “Change of Control Purchase Option”) at 115% of the principal amount thereof plus unpaid interest to (but excluding) the date the Debentures are so repurchased; or (ii) convert the Debentures at the Conversion Price. If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Trustee have been surrendered for purchase pursuant to the Change of Control Purchase Option, the Corporation has the right to redeem all the remaining outstanding Debentures on the same date and at the same price.

If an offer is made for the Debentures which is a take-over bid for the Debentures within the meaning of applicable Canadian securities laws and 90% or more of the principal amount of all the Debentures (other than Debentures held at the date of the offer by or on behalf of the Offeror, associates or affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Debentures.

The indebtedness evidenced by this Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation.

The Debentures rank subordinate in right of payment to all Senior Debt. Specifically but without limitation, (a) payment of principal, interest or any other amount under the Debentures (including without limitation, payment by way of exchange, set-off, purchase or redemption but excluding conversion) shall be indefinitely postponed where a default or event of default exists under any Senior Debt or would be caused thereby, (b) enforcement of the Debentures shall be subject to an indefinite standstill in favour of the Senior Debt (subject only to traditional rights preservation steps) where a default or event of default exists under any Senior Debt, and (c) there shall be turnover obligations in favour of the Senior Debt with respect to any payments received in contravention of such terms.

These Debentures and the Common Shares issuable upon conversion hereof have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States. The Debentures and Common Shares may not be offered or sold in the United States or to U.S. persons (as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Common Shares and officers, directors and employees of the Corporation in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in the City of Toronto and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate. No transfer of this Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Debenture for cancellation. Thereupon a new Debenture or Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.

Capitalized words or expressions used in this Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture. In the event of any inconsistency between the terms of this Debenture and the Indenture, the terms of the Indenture shall govern.

IN WITNESS WHEREOF HEXO CORP. has caused this Debenture to be signed by its authorized representatives as of December 5, 2019.

HEXO CORP.

By:
Name:
Title:

TRUSTEE’S CERTIFICATE

This Debenture is one of the 8.0% Unsecured Convertible Debentures due December 5, 2022 referred to in the Indenture within mentioned.

Dated: _________________________________, 20_____.

TSX TRUST COMPANY

By:
Authorized Signatory

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____________________, whose address and social insurance number, if applicable, are set forth below, this Debenture (or $ principal amount hereof*) of HEXO CORP. (the “Corporation”) standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Debenture and does hereby irrevocably authorize and direct the Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a Debenture in a non-integral multiple of $1,000 by reason of your having exercised your right to exchange pursuant to your election to pursue the Change of Control Purchase Option, in which case such Debenture is transferable only in its entirety) to be transferred.

1.

In the case of a Debenture bearing any Canadian restrictive legends that remain in effect, the undersigned hereby represents, warrants and certifies that the transfer is being made pursuant to an exemption from the prospectus requirements of Applicable Securities Legislation and the undersigned has taken diligent steps to ensure that such exemption is available and the requirements for such exemption have been complied with by the undersigned in accordance with Applicable Securities Legislation.

2.

In the case of a Debenture bearing any United States restrictive legends that remain in effect, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A) the transfer is being made to the Corporation;

☐

(B) the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act in circumstances where Rule 905 of Regulation S does not apply, and in compliance with any applicable local securities laws and regulations, and the holder has provided herewith a certificate in the form of Schedule D to the Indenture, including the certifications therein,

☐

(C) the transfer is being made pursuant to the exemption from the registration requirements of the U.S. Securities Exchange Act provided by Rule 144 or Rule 144A under the U.S. Securities Act and in accordance with applicable state securities laws, or

☐	(D) the transfer is being made in another transaction that does not require registration under the U.S. Securities Exchange Act or any applicable state securities laws.

The undersigned represents and warrants that it: [check one only]

☐	A.	is not in the United States or a U.S. Person as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities

Act”) and is not transferring the Debentures to or for the account or benefit of a U.S. Person (as defined in the U.S. Securities Act) or a person in the United States.

☐	B.	is a registered holder that acquired the Debentures in a transaction that was exempt from registration under the U.S. Securities Act and applicable state securities laws and acquired the Debentures in a transaction that was: (a) within the United States in accordance with: (1) Rule 144A under the Securities Act or (2) Rule 144 under the Securities Act and in each case in compliance with applicable state securities laws; or (b) in another transaction that does not require registration under the Securities Act or any applicable state securities laws, provided that in the case of transfers pursuant to (a) or (b) above, a legal opinion reasonably satisfactory to the Corporation must first be provided.

3.

In the case of a transfer in accordance with 2(C) or 2(D) above, the Trustee and the Corporation shall first have received an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation, to such effect.

4.	The registered holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

5.

Unless the Corporation has otherwise instructed the Trustee in writing, no transfer of Debentures will be valid unless this Transfer Form is accompanied by such evidence as the Trustee may reasonably require that the transfer of such Debentures is being made in accordance with all applicable securities legislation.

DATED this ____ day of ____________________, 20_____.

SPACE FOR GUARANTEES OF SIGNATURES (BELOW)	) ) ) ) )	Signature of Transferor
Guarantor’s Signature/Stamp	) )	Name of Transferor

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then-current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

•

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

•	Canada: A Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

•

Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer with a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

Schedule B – Form of Notice of Conversion

CONVERSION NOTICE

To:	HEXO CORP. (the “Corporation”)

c/o:	TSX TRUST COMPANY (the “Trustee”)

All capitalized terms used herein have the meaning ascribed thereto in the Indenture dated December 5, 2019 between the Corporation and the Trustee, unless otherwise indicated.

The undersigned registered holder of Debentures irrevocably elects to convert such Debentures (or $_____________________ principal amount thereof *) in accordance with the terms of the Indenture and tenders herewith the Debentures and directs that the Common Shares issuable upon conversion be issued and delivered to the person indicated below. (If Common Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned and a Residency Declaration Form must be completed and delivered in respect of such other person).

The undersigned represents and warrants that it: [check one only]

☐	A.

is not in the United States or a U.S. Person as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and is not converting the Debentures for the account or benefit of a U.S. Person (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) or a person in the United States; or

☐	B.

is a registered holder that acquired the Debentures in a transaction that was exempt from registration under the U.S. Securities Act and applicable state securities laws and acquired the Debentures in a transaction that was: (a) within the United States in accordance with: (1) Rule 144A under the Securities Act or (2) Rule 144 under the Securities Act and in each case in compliance with applicable state securities laws; or (b) in another transaction that does not require registration under the Securities Act or any applicable state securities laws, provided that in the case of transfers pursuant to (a) or (b) above, a legal opinion reasonably satisfactory to the Corporation must first be provided.

Dated:
(Signature of Registered Holder)

*	If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE:	If Common Shares are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or by a member of an

B - 1

acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

(Print name in which Common Shares are to be issued, delivered and registered)

Name:

Address

(City, Province and Postal Code)

Name of guarantor:

Authorized signature:

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Schedule C – Form of Notice of Exercise of Share Payment Right on Maturity Date

SHARE PAYMENT RIGHT NOTICE

To:	HEXO CORP. (the “Corporation”)

c/o:	TSX TRUST COMPANY (the “Trustee”)

All capitalized terms used herein have the meaning ascribed thereto in the Indenture dated December 5, 2019 between the Corporation and the Trustee, unless otherwise indicated.

The undersigned registered holder of Debentures irrevocably elects to have the Corporation repay such Debentures (or $_____________________ principal amount thereof *) on the Maturity Date in Common Shares of the Corporation pursuant to the exercise of its Share Payment Right in accordance with the terms of the Indenture and tenders herewith the Debentures and directs that the Common Shares issuable upon repayment be issued and delivered to the person indicated below. (If Common Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned and a Residency Declaration Form must be completed and delivered in respect of such other person).

The undersigned represents and warrants that it: [check one only]

☐	A.

is not in the United States or a U.S. Person as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and is not converting the Debentures for the account or benefit of a U.S. Person (as defined in Rule 902(k) of Regulations S under the U.S. Securities Act) or a person in the United States; or

☐	B.

is a registered holder that acquired the Debentures in a transaction that was exempt from registration under the U.S. Securities Act and applicable state securities laws and acquired the Debentures in a transaction that was: (a) within the United States in accordance with: (1) Rule 144A under the Securities Act or (2) Rule 144 under the Securities Act and in each case in compliance with applicable state securities laws; or (b) in another transaction that does not require registration under the Securities Act or any applicable state securities laws, provided that in the case of transfers pursuant to (a) or (b) above, a legal opinion reasonably satisfactory to the Corporation must first be provided.

Dated:
(Signature of Registered Holder)

*	If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE:	If Common Shares are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or by a member of an

C - 1

acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

(Print name in which Common Shares are to be issued, delivered and registered)

Name:

Address

(City, Province and Postal Code)

Name of guarantor:

Authorized signature:

C - 2

Schedule D – Form of Declaration for Removal of Legend

TO:	HEXO Corp. (the “Corporation”)

AND TO:	[TSX Trust Company] [The registrar and transfer agent of the Corporation]

The undersigned (a) acknowledges that the sale of ____________________ securities of the Corporation to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that (1) it is not an “affiliate” (as defined in Rule 405 under the U.S. Securities Act) of the Corporation or acting on behalf of an affiliate of the Corporation, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (within the meaning of Rule 902(c) of Regulation S under the U.S. Securities Act) in the United States in connection with the offer and sale of such securities, (4) the sale was bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities of the Corporation, (6) the undersigned is not a “distributor” (as that term is defined in Rule 902(d) of Regulation S under the U.S. Securities Act) or an affiliate of a distributor or acting on behalf of any of the foregoing, and (7) the sale was not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. The undersigned in making such sale has complied with (a) Rule 904(b) of Regulation S if applicable and (b) all applicable state securities laws. Terms used herein have the meanings given to them by Regulation S.

Dated: _________________

By: ________________________________

Name:

Title:

Affirmation by Seller’s Broker-Dealer

We have read the foregoing representations of our customer, ___________________ (the “Seller”), dated ___________, with regard to our sale, for such Seller’s account, of _________________ securities of the Corporation, represented by certificate number ______________ (the “Securities”), and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) at the time the buy order was originated, the buyer was outside the United States, or the Seller and any person acting on its behalf reasonably believed that the buyer was outside of the United States or the transaction was executed on or through the facilities of the Toronto Stock Exchange, (C) neither we, nor any person acting on our behalf, engaged in any “directed selling efforts” (within the meaning of Rule 902(c) of Regulation S under the U.S. Securities Act) in connection with the offer and sale of such securities and (D) we have complied with the provisions of Rule 904(b) of Regulation S, if applicable, in connection with the sale of the Securities by the Seller. Terms used herein have the

D - 1

meanings given to them by Regulation S under the U.S. Securities Act. Legal counsel to the Corporation shall be entitled to rely upon the representations, warranties and covenants contained in this affirmation to the same extent as if this letter had been addressed to them, it being agreed that such representations, warranties and covenants shall be deemed to be made both as of the date of this letter and at the time of the sale of the Securities.

D - 2